Liz Claiborne Inc.

03019508

AR/S

P.E.
12-28-02

The diversity and breadth of our portfolio allow us to touch consumers whatever their lifestyle and wherever they choose to shop for fashion apparel and accessories. This gives us a competitive advantage in a challenging macro-economic environment.

Liz Claiborne Inc. designs and markets an extensive range of fashion apparel and accessories appropriate to wearing occasions ranging from casual to dressy. Although they offer a wide array of styles, all Liz Claiborne Inc. brands share the common characteristics of innovative fashion and exceptionally high quality and value. Products are manufactured to the Company's specifications in the United States and abroad and are marketed through leading department and specialty stores and other channels in the United States, Canada, Europe, Asia, the Middle East and Central and South America.

(All dollar amounts in thousands except per common share data)	2002	2001	2000	1999	1998
NET SALES	$ 3,717,503	$ 3,448,522	$ 3,104,141	$ 2,806,548	$ 2,535,268
GROSS PROFIT	1,619,635	1,427,250	1,233,872	1,097,582	997,102
NET INCOME	231,165**	192,057**	184,595**	192,442	169,377**
WORKING CAPITAL	612,191	638,281	535,811	483,967	695,757
TOTAL ASSETS	2,296,318	1,951,255	1,512,159	1,411,801	1,392,791
STOCKHOLDERS' EQUITY	1,286,361	1,056,161	834,285	902,169	981,110
PER COMMON SHARE DATA*:					
Basic earnings	2.19**	1.85**	1.73**	1.56	1.29**
Diluted earnings	2.16**	1.83**	1.72**	1.56	1.29**
Book value at year end	12.02	10.04	8.15	7.95	7.67
Dividends paid	.23	.23	.23	.23	.23
BASIC SHARES OUTSTANDING*	105,592,062	103,993,824	106,813,198	123,046,930	131,005,704
DILUTED SHARES OUTSTANDING*	107,195,872	105,051,035	107,494,886	123,439,182	131,693,552

NET SALES
(in millions of $)


98
2,535
99
2,807
00
3,104
01
3,449
02
3,718

OPERATING INCOME
(in millions of $)


98
258
99
300
00
304
01
332
02
390

DILUTED EARNINGS PER SHARE*


98
1.29
99
1.56
00
1.72
01
1.83
02
2.16

ASSET INVESTMENT***
(cumulative, in millions of $)


98
306
99
404
00
493
01
599
02
688

* Adjusted for a two-for-one stock split in the form of a 100% stock dividend paid on January 16, 2002 to shareholders of record as of December 31, 2001.

** Includes the after tax effects of a restructuring charge of $4,547 ($7,130 pre-tax) or $.04 per common share in 2002, a restructuring charge of $9,632 ($15,050 pretax) or $.09 per common share in 2001, restructuring charges of $13,466 ($21,041 pretax) or $.13 per common share and a special investment gain of $5,606 ($8,760 pretax) or $.05 per common share in 2000 and a restructuring charge of $17,100 ($27,000 pretax) or $.13 per common share in 1998.

*** Includes capital expenditures and in-store merchandise shops.

OUR BRANDS

Axcess
Bora Bora
Claiborne
Crazy Horse
Curve
Dana Buchman
Elisabeth
Ellen Tracy
Emma James
First Issue
J.H. Collectibles
Laundry by Shelli Segal
Liz Claiborne
Lucky Brand Dungarees
Mambo
Marvella
Mexx
Monet
Monet 2
Realities
Russ
Sigrid Olsen
Trifari
Villager

OUR LICENSED BRANDS

Candie's® Fragrance
CITY DKNY®
DKNY® Active
DKNY® Jeans
Kenneth Cole New York
Reaction Kenneth Cole

OUR LICENSES

Claiborne
- Accessories
- Boys
- Casual Pants
- Dress Shirts
- Formalwear
- Formalwear Furnishings
- Neckwear
- Optics
- Outerwear
- Slippers
- Socks
- Sunglasses
- Tailored Clothing

Crazy Horse (Women)
- Optics
- Outerwear
- Shoes
- Sunglasses
- Swimwear
- Tabletop

Crazy Horse (Men)
- Accessories
- Neckwear
- Outerwear
- Sunglasses

Dana Buchman
- Outerwear

Elisabeth
- Dresses
- Outerwear
- Sleepwear

Ellen Tracy
- Belts
- Fragrance
- Legwear
- Optics
- Outerwear
- Scarves
- Shoes
- Sunglasses

First Issue
- Optics
- Shoes

Liz Claiborne
- Dresses
- Flooring
- Home
- Intimates
- Kids
- Optics
- Outerwear
- Shoes
- Sleepwear
- Slippers
- Sunglasses
- Swimwear

Lucky Brand Dungarees
- Bathing Suits
- Kids
- Leather Apparel
- Loungewear/Underwear
- Men's Accessories
- Shoes
- Sleepwear
- Socks
- Sunglasses

Mexx
- Bags
- Beach
- Bed & Bath
- Body
- Cosmetics/Fragrances
- Eyes
- Jewels
- Mini Mexx Home
- Shoes
- Socks
- Time

Villager
- Home
- Optics
- Shoes
- Sleepwear
- Slippers
- Sunglasses
- Swimwear
- Tabletop



As consumer style preferences and shopping habits ebb and flow, our multi-brand portfolio enables us to offset shortfalls in one business with gains in another.

1A



The 30 brands of Liz Claiborne Inc. provide classic, modern and relaxed fashion apparel and accessories at virtually every price point in every major channel to meet the needs of consumers everywhere.

We license ten of our brands in 26 product categories that are relevant to our consumers but better executed by outside partners with specialized competencies.


Linda Allard Ellen Tracy

THE BRANDS OF LIZ CLAIBORNE INC.	ATTITUDE AND STYLE				PRICE RANGES			
	Classic	Modern	Relaxed	Denim	Bridge	Better	Popular	Women's Apparel
Axcess		●					●	●
Bora Bora		●				●		
Candie's		●				●		
Claiborne	●					●		
Crazy Horse	●						●	●
City DKNY		●				●		●
Curve		●				●		
Dana Buchman	●				●			●
DKNY Jeans/DKNY Active**				●		●		●
Elisabeth	●					●		●
Ellen Tracy	●				●			●
Emma James	●						●	●
First Issue	●						●	●
J.H. Collectibles			●				●	●
Kenneth Cole New York/Reaction Kenneth Cole**		●				●		●
Laundry by Shelli Segal		●			●			●
Liz Claiborne	●					●		●
Lucky Brand Dungarees				●		●		●
Mambo		●				●		
Marvella	●						●	
Mexx		●				●		●
Monet	●					●		
Monet 2	●						●	
Realities	●					●		
Russ	●						●	●
Sigrid Olsen			●		●			●
Trifari	●						●	
Villager	●						●	●

	PRODUCTS				MARKETS*										DISTRIBUTION*							
	Men's Apparel	Children's Apparel	Accessories	Cosmetics and Fragrances	United States	Asia	Australia	Canada	Caribbean	Central America	Europe	Mexico	Middle East	South America	Upscale Department Stores	Department Stores	Owned and Operated Specialty Stores	Independent Specialty Stores	E-Commerce	Promotional Chains	Mass Merchants	Factory Outlets
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*As of March 2003
**Licensed to Liz Claiborne Inc.

PRODUCTS	THE LICENSES OF LIZ CLAIBORNE INC.									
	Claiborne	Crazy Horse	Dana Buchman	Elisabeth	Ellen Tracy	First Issue	Liz Claiborne	Lucky Brand Dungarees	Mexx	Villager
Bed and Bath							●		●	●
Belts	●				●					
Casual Pants	●									
Cosmetics and Fragrances					●				●	
Dresses				●			●			
Dress Shirts	●									
Flooring							●			
Footwear		●			●	●	●	●	●	●
Formalwear	●									
Furniture									●	
Intimate Apparel							●	●	●	
Jewelry									●	
Kids	●						●	●		
Leather Apparel								●		
Legwear/Socks	●				●			●	●	
Men's Accessories	●	●						●		
Optics	●	●			●	●	●		●	●
Outerwear	●	●	●	●	●		●			
Sleepwear/Loungewear				●			●	●		●
Slippers	●						●			●
Sunglasses	●	●			●		●	●	●	●
Swimwear		●					●	●	●	●
Tabletop		●								●
Tailored Clothing	●									
Ties/Scarves	●	●			●					
Watches									●	








MEXX








"Nine years ago, we began a transformation that challenged us to rethink everything we do."

Paul R. Charron, Chairman of the Board and Chief Executive Officer

DEAR STOCKHOLDERS, ASSOCIATES, BUSINESS PARTNERS AND FRIENDS:

I am pleased to report that our Company performed well in 2002 despite a difficult business environment.

The past year was marked by widespread uncertainty in world affairs, the financial markets and commerce at all levels. The fashion apparel and accessories business was no exception. Yet during this unpredictable period, our balanced portfolio, diversified by consumer segment, channel and geography, gave us the ability to offset shortfalls in one business unit with gains in another, thereby providing a framework for increasing shareholder value.

We executed our strategies precisely and consistently, enabled by a collaborative management team, streamlined structure, the latest technology and a more efficient supply chain. At the same time, conservative planning, combined with tight inventory and expense controls, helped us manage some of the risk inherent in these chaotic times.

At the end of 2002, the Company was worth more to its shareholders than it was at the end of 2001. Our diversity and size have allowed us to capture synergies and economies which translate into increased profits and higher shareholder return. We completed our twenty-eighth consecutive quarter of sales growth with sales up 7.8 percent for the full year 2002. This strong performance, along with a continued focus on expense and working capital management, resulted in an increase in diluted earnings-per-share of 18 percent and an above-plan balance sheet and cash flow position at year-end.

Other key metrics also showed favorable results when compared to last year. Despite the acquisitions of Ellen Tracy and Mexx Canada in 2002, inventory levels were down five percent, net debt was down 45 percent and our debt-to-capital ratio was under 24 percent. We were especially pleased with our cash from operating activities which showed a 28 percent increase. Our return on invested capital continues to exceed that of our competition.

These achievements, in the face of an unforgiving business climate, intense competition and increasingly value-sensitive consumers, represent more than just our efforts over the past year. They are the fruits of a transformation process that began nine years ago – a transformation that challenged us to rethink everything we do. The result: We have become a more dynamic, flexible and productive organization, better equipped to respond to a radically changed marketplace.

We have prospered by anticipating the impact of macro-economic conditions and changing consumer shopping habits and tastes. We have quickly adapted to new circumstances. And, importantly, our market intelligence and human and financial resources have enabled us to act decisively.

Central to our success is the ability of our management team to consistently and prudently build, operate and leverage our balanced brand portfolio. While each of our brands presents a distinctive image to the consumer, they are all tied together by common sourcing and technology platforms and a management philosophy that encourages collaboration. This demands an emphasis on strategy, discipline and superior execution. It rejects conventional wisdom in favor of always seeking a better way. It reflects a collaborative culture that takes full advantage of our investments in technology and facilitates Company-wide best practices and cross-divisional customer relationships.

Fashion That Sells

Above all, we have been able to succeed because we consistently deliver trend-right, high-value fashion merchandise that sets our brands apart in each of the consumer segments and channels and at every taste level and price point where we compete. The niche in which we consistently excel is commercial fashion – apparel and accessories that are eminently saleable to consumers everywhere.

Our 30-brand portfolio is balanced to ensure that we are not overly dependent on any one channel, geography or consumer target, thereby providing a hedge against shifts in consumer tastes and buying habits. With strong brands, we are well represented across the price and style categories that define bridge, modern, better and popular-priced fashion apparel and accessories. With more than 26,000 points of sale around the world, our products are available to consumers in their choice of upscale, mainstream and promotional department stores, specialty and outlet stores and on the Internet.

Adapting to Changing Consumer Attitudes

Understanding and responding to consumers is key to managing our broad and diverse brand portfolio. Through the use of statistically valid proprietary and syndicated research, we gain insights to how consumers' lives, tastes and shopping habits are changing. As a result, we are able to more closely align product planning strategies with consumer demand. For example, as we learned of growing consumer interest in easy-care benefits, we expanded our lines of non-iron, wrinkle-free and stain-resistant "Carefree" products to create competitive advantage. Similarly, extensive trend research and cross-brand collaboration among our designers ensure that we are offering fashion throughout our portfolio – from the right knits and sweaters to stretch bracelets, pendants and earrings – that is relevant to consumer tastes.

Our Core Businesses

The Liz Claiborne brand remains the bedrock of our business, although it accounted for 43 percent of our total net sales in 2002*, compared with 70 percent in 1997. Indeed, we believe the growth and prosperity of the 35-54 year old "baby boomer" market augurs well for the Liz Claiborne brand, with its strong appeal to this consumer segment. Therefore, we continually update our Liz Claiborne product lines and aggressively market the brand to maintain its dominant position in the very demanding department store environment.

A Growing Accessories Portfolio

Our accessories lines performed extraordinarily well in 2002. Sales of jewelry and handbags grew significantly thanks to winning design, not only for the Liz Claiborne and Monet brands, but also for a number of our Special Markets brands, including the well-received fourth-quarter launch of Marvella jewelry in Target stores.

The success of our jewelry, handbags and fashion accessories demonstrates how our structure enables the extension of core competencies across the Company portfolio. As with our apparel, each brand of accessories retains its core identity, but a unified "back-end" creates economies that would not otherwise be easily achieved. It is a strategy that we expect to employ to an even greater extent in 2003 and beyond as we launch accessories lines for Lucky Brand, Ellen Tracy, Sigrid Olsen and selected Special Markets brands. Aside from the clear benefits of increased revenues and contributions to profits, this approach also works to increase overall brand awareness and preference.

*Pro forma to reflect a full year of the net sales of our Mexx Canada and Ellen Tracy acquisitions.

Popular-Priced Product Strategy

The pursuit of a balanced portfolio also defines our approach to the moderate marketplace, characterized by less expensive, albeit equally fashionable, merchandise in traditional and promotional department stores, discount and chain stores.

Across all of these channels, our strategy is to be a fashion resource rather than to compete with undistinguished (and often indistinguishable) commodity products sold solely on the basis of low price. While our merchandise must and does offer the excellent value demanded by price-conscious consumers, it is differentiated primarily by on-trend fashionability and high quality not generally available at lower prices. This core competency is the foundation of our moderate strategy – to address consumer desire for the trend-right, wearable and relevant fashion they see at higher price points – but modify it with detail and fabric changes that make it more affordable.

Overall, our moderate brands performed well in 2002 and the Special Markets component of our business contributed nicely to the Company's success. Of special note are Emma James, with a double-digit sales increase in department stores, and Crazy Horse women's apparel and accessories in JC Penney, also gaining double-digits over the previous year's sales. Indications are that Axcess, a trendier, more contemporary line launched in 2002, is appealing to new consumers in Kohl's and Mervyn's.

With a clear focus on fashionability and ten brands of apparel and accessories targeting the moderate consumer, we are well positioned to deliver future growth in this important category. However, this growth must be in the context of our balanced portfolio strategy that delivers an acceptable return on our investments in people, time and money.

Extending Brands Through Licensing

Licensed lines also contribute handsomely to our growth, not only in royalty revenues but, importantly, in terms of amplifying each brand's presence in the market. In 2002, sales of licensed products increased by 21 percent, and new licenses were signed for floor covering, bed and bath and men's dress shirts. All told, the Company now licenses ten brands in 26 product categories. Looking ahead, our portfolio strategy will also serve us well in the licensing arena. Here we have a wide range of growth opportunities in product classifications where our brands are relevant, but where it makes more sense to seek outside partners with specialized competencies.

Reaching New Consumers

In 2002, we further expanded the scope and balance of our portfolio to appeal to different consumer taste and price segments in different geographies.

The acquisition of Ellen Tracy in September 2002 has given us a commanding presence in the bridge category in select specialty and upscale department stores. The classic styling of this pristine brand, including an extensive casual offering under the Company Ellen Tracy label, complements our Dana Buchman and Sigrid Olsen lines to cater to a wide range of style preferences in this profitable segment.

We expanded our Mexx business by acquiring Mexx Canada in June 2002. The trendier, Euro-inspired Mexx line has enhanced our ability to tap younger consumer segments and greatly strengthened our position in international markets and the specialty store channel. The Mexx brand marked its first full year in our portfolio with substantial growth, driven by increases in same-store sales, up by six percent.

In 2003, we will continue to diversify our popular-priced portfolio with the introduction of J.H. Collectibles in the moderate department store zone and a test of Crazy Horse Collection in JC Penney. These stylish "soft dressing" lines address the growing trend for updated, comfortable and relaxed apparel.

Additional Paths for Growth

In 2002 we took steps to evolve and build upon our strengths in direct-to-consumer retailing. We opened 14 new Lucky Brand specialty stores and three new Mexx stores, and have acquired 26 new specialty stores as part of our purchase of Mexx Canada. Counting our outlet stores, our Company sells directly to the consumer in 465 locations worldwide. In addition, we reach consumers via e-commerce sites for Elisabeth, Lucky Brand and Mexx and a Mexx catalog venture in Germany with Otto Versand, Europe's largest direct marketer.

We believe that our own specialty stores provide an underdeveloped distribution opportunity for brands that are not heavily represented in U.S. department stores, such as Lucky Brand, Mexx and Sigrid Olsen. Therefore, in 2003 we will continue to expand the successful Lucky Brand specialty retail store concept, and will also test the potential of Mexx and Sigrid Olsen specialty store formats in selected markets.

Just as it does in direct-to-consumer initiatives, our portfolio strategy facilitates international growth. While not every brand is appropriate everywhere, the depth of our portfolio gives us the flexibility to bring to market those brands which research and experience identify as appropriate to the lifestyles, tastes and shopping habits of local consumers. Our international business now accounts for 20 percent of Company revenues, up from seven percent in 2000. We now sell our brands throughout Europe, Asia, Australia and North, Central and South America.

An important by-product of our international strategy and, indeed, a key to its success, is the opportunity it affords for collaboration, learning and the sharing of best practices across borders. For example, as our biggest international brand, Mexx provides enlightening design and trend perspectives and a potential platform as we seek to expand coverage for other brands in Europe and elsewhere around the world.

An Improved Supply Chain

In 2002 we made substantial progress toward developing a more flexible and efficient distribution model, which we believe presents a critically important long-term opportunity to lower costs and gain competitive advantage. For instance, our new fully automated distribution centers in Ohio, Rhode Island and Holland help turn product faster and at generally lower costs by getting our goods to sales floors more quickly. Of course, at the heart of our supply chain is the global sourcing and logistics team responsible for its operation. I would therefore be remiss in not acknowledging that this team's outstanding performance resulted in remarkably little disruption from the 2002 California port lockout.

Technology-Driven Responsiveness

Five years ago, we decided to commit significant resources to developing a state-of-the-art technology platform to support our vision of a broad-based brand portfolio. Increasingly, we are now reaping the benefits of that investment with technology that permits rapid response to changing market conditions and facilitates stronger partnerships with our retail partners and key suppliers.

Our investments in proprietary technology help ensure that we have the right products in the right places at the right times. For example, our inventory optimization system facilitates the balancing of supply and demand, so that our retail partners will have the inventory they need when they need it. And with our point-of-sale-based "Decision Support System," we gain definitive, real-time knowledge of what is selling and where. This "micro-merchandising" approach, now being tested, permits collaboration over the Internet with our retail partners to tailor our product assortments by fabric, style, color and size, down to the individual store level. It is a component of a new technology-driven business model we are pioneering, which can result in better regular-price selling, higher margins for us and our partners, fewer lost sales due to inadequate inventory and, importantly, more satisfied consumers.

To further align supply and demand, we have added features to LizLink, our business-to-business website for retail customers and suppliers. These reduce complexity and cycle time by allowing our sales associates to quickly replenish fast moving merchandise in response to consumer trends and to alert our suppliers to evolving changes in manufacturing demand.

Challenges

We are optimistic that our proven strategies, strong core businesses and diverse portfolio will continue to serve us well. However, we recognize that we can do better.

We must sustain our focus on geographical balance by bringing other brands to the global market. We must optimize our opportunities in the direct-to-consumer channel. We need to improve the performance of our licensed brands, City DKNY, DKNY Jeans, DKNY Active and Kenneth Cole New York. We cannot become complacent with our success in our non-apparel lines. Overall, we must look for new ways to achieve increased market share, revenue growth and profit, be they via technology-enhanced retailer partnerships, new brands, line extensions, geographical expansion, alternative channels or appropriate acquisitions.

While there are many avenues to growth, none are more critical than identifying and nurturing the talents of our people. Our demonstrated ability to do so is one of our greatest strengths. Continuing to do so is one of our greatest challenges. It is why we have a deep commitment to organizational development, to learning through worldwide institutionalized collaboration and to establishing a culture that encourages and rewards innovation. Even more than clear strategies, consistent execution, cutting-edge technology or any other operating discipline, it is our people who drive success. And it is our people, 12,000 of them, who must take credit for what we have achieved.

Changes

Let me take a moment to welcome Oliver Sockwell to our Board of Directors. A co-founder, retired president and chief executive officer of the Construction Loan Insurance Corporation (Connie Lee), Oliver has had a varied business career and we look forward to benefiting from his knowledge and insights. I would also like to honor Jim Gordon, one of our original Directors, who will retire from the Board after 26 years of distinguished service. All of us at Liz Claiborne thank him for his exceptional dedication and his wise counsel.

Looking Ahead

As I said earlier, approximately nine years ago, we began a transformation that has paid substantial dividends. Today, Liz Claiborne Inc. satisfies the tastes and price and shopping preferences of consumers everywhere with an unequaled variety of fashion apparel and accessories offerings. We have a solid core business surrounded by new acquisitions and licensing agreements which take us into attractive, albeit more challenging, market segments. But our world is also a different place than it was when we embarked upon this journey. It is more volatile, competitive and unpredictable, the more so because of macro-economic uncertainty.

We will grow and prosper in this environment by being responsive to our consumers, retail partners and associates, being open to new ideas and constantly striving to acquire new competencies. At the same time, we will continue to plan conservatively, tightly control inventory and costs and execute prudently and consistently. The year ahead is likely to be difficult, both for the world and for our industry. Yet we remain hopeful in a challenging environment and optimistic about the future, believing that if we focus on what we do best, we will continue to succeed. Thank you for your support.

Sincerely,

Paul R. Charron
Chairman of the Board and Chief Executive Officer



At Liz Claiborne Inc., we are guided by a research-driven understanding of our marketplace and the people who buy our products. Consumer tastes, attitudes and needs define the essence of our brands. Classic, Modern, Relaxed, Denim.




Classic is appropriately stylish and elegant.
It can be casual or dressy. It is trend-right,
but not trend-driven. It is versatile—perfect
for dinners out, relaxing at home or weekends.
Classic is timeless.
Dana Buchman


Company Ellen Tracy











Liz Claiborne


laiborne




Crazy Horse
Crazy Horse Men
Emma James
First Issue
Russ
Villager




Modern is updated and contemporary. It is trend-driven and has a hip attitude. It is tuned into popular culture. Modern is of the moment.
Laundry by Shelli Segal



Axcess




Mexx for Women and Men


City DKNY

22


Kenneth Cole New York


Relaxed is updated, soft and comfortable. It is imaginative styling with an elegant feel. It is about mixing colors and textures. It is about the drape of a garment. Relaxed is sophisticated and simple.


Sigrid Olsen


J.H. Collectibles



Crazy Horse Collection

27



Denim is hip and casual. It is urban and trend-driven. It is pure American fashion infused with style. Denim is ageless.



DKNY Men's Jeans




DKNY Women's Jeans

30


HOLLYWOOD



Accessories and Fragrances enhance the portfolio's lifestyle offerings, whether they reflect the attitude of the brands they represent or establish identities of their own.



JEWELRY: Crazy Horse Kenneth Cole New York Liz Claiborne Lucky Brand Marvella Mexx Monet Monet 2 Trifari Villager



HANDBAGS: Crazy Horse Ellen Tracy Liz Claiborne Lucky Brand Mexx Sigrid Olsen Villager



FASHION ACCESSORIES FOR WOMEN AND MEN: Claiborne Crazy Horse Ellen Tracy | Liz Claiborne Lucky Brand Mexx Villager


liz claiborne
BORA
BORA
claiborne
BORA
BORA


LUCKY
LUCKY
YOU
BRAND
LUCKY
LUCKY
YOU
BRAND


Mexx
Diversity
Mexx
Diversity




Mambo
liz claiborne
Mambo
claiborne

FRAGRANCES FOR WOMEN AND MEN: Bora Bora Claiborne Sport Curve Ellen Tracy Liz Claiborne Lizsport Lucky You Mambo Mexx Diversity Realities



At the end of 2002, Liz Claiborne Inc. was a stronger, more successful company, worth more to its shareholders than it was at the end of 2001.

Mexx Baby



Liz Claiborne Inc. 2002 Financial Statements



RESULTS OF OPERATIONS

GENERAL

We operate the following business segments: Wholesale Apparel, Wholesale Non-Apparel and Retail.

- *Wholesale Apparel* consists of women's and men's apparel designed and marketed worldwide under various trademarks owned by the Company or licensed by the Company from third-party owners; this segment includes our core LIZ CLAIBORNE businesses (career and casual, which includes COLLECTION, LIZSPORT, LIZWEAR and LIZ & CO.), bridge (DANA BUCHMAN and ELLEN TRACY), men's (CLAIBORNE), moderate-priced special markets (AXCESS, CRAZY HORSE, EMMA JAMES, FIRST ISSUE, RUSS, VILLAGER and J.H. COLLECTIBLES (to be launched in Spring 2003)), specialty apparel (SIGRID OLSEN), premium denim (LUCKY BRAND DUNGAREES) and contemporary sportswear and dress (LAUNDRY) businesses, as well as our licensed DKNY® JEANS, DKNY® ACTIVE, and CITY DKNY® businesses and our licensed KENNETH COLE NEW YORK and REACTION KENNETH COLE businesses. The Wholesale Apparel segment also includes wholesale sales of women's, men's and children's apparel designed and marketed in Europe, Canada, the Asia-Pacific Region and the Middle East under the MEXX brand names.
- *Wholesale Non-Apparel* consists of accessories, jewelry and cosmetics designed and marketed worldwide under certain of the above listed and other owned or licensed trademarks, including our MONET and TRIFARI labels.
- *Retail* consists of our worldwide retail operations that sell most of these apparel and non-apparel products to the public through our 233 specialty retail stores, 250 outlet stores and 482 international concession stores (where the retail selling space is either owned and operated by the department store in which the retail selling space is located or leased and operated by a third party, while, in each case, the Company owns the inventory). This segment includes stores operating under the following formats: MEXX, LUCKY BRAND DUNGAREES, LIZ CLAIBORNE, ELISABETH, DKNY® JEANS, DANA BUCHMAN, ELLEN TRACY and MONET, as well as our Special Brands Outlets which include products from our Special Markets divisions. On February 20, 2003, we announced our decision to close our 22 LIZ CLAIBORNE specialty retail stores (see Note 13 of Notes to Consolidated Financial Statements).

The Company, as licensor, also licenses to third parties the right to produce and market products bearing certain Company-owned trademarks. The resultant royalty income is not allocated to any of the specified operating segments, but is rather included in the line "Sales from external customers" under the caption "Corporate/Eliminations" in Note 20 of Notes to Consolidated Financial Statements.

As a result of our May 2001 acquisition of Mexx Group B.V. ("MEXX"), we also present our results on the following geographic basis:

- *Domestic:* wholesale customers and Company specialty retail and outlet stores located in the United States; and
- *International:* wholesale customers and Company specialty retail and outlet stores and concession stores located outside of the United States, primarily MEXX and MEXX Canada.

All data and discussion with respect to our specific segments included within this "Management's Discussion and Analysis" is presented before applicable intercompany eliminations. Please refer to Note 20 of Notes to Consolidated Financial Statements.

In May 2001, we acquired 100% of the equity interest of MEXX, a privately held Netherlands based fashion apparel company, incorporated and existing under the laws of The Netherlands. MEXX designs and markets a wide range of mid-price, branded merchandise for women, men and children, targeting the 20-40 year old modern consumer. MEXX's products are sold via wholesale and retail formats in more than 40 countries in Europe, the Asia-Pacific region, and the Middle East, with core markets in the Benelux and Germanic regions. Please refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of the MEXX acquisition.

MEXX's wholesale business, which accounted for approximately 68% and 71% of MEXX's total net sales for fiscal years 2002 and 2001, respectively, consists of sales to approximately 6,000 independent retail stores, 1,100 department store doors and 75 free standing MEXX franchise stores. MEXX's retail business, which accounted for approximately 32% and 29% of MEXX's total net sales in fiscal years 2002 and 2001, respectively, consists of 71 company owned and operated retail stores, 162 concession stores and 21 outlet stores. MEXX operates at a higher selling, general and administrative expenses ("SG&A") rate than the Company average due to the fact that MEXX operates a geographically diverse and a relatively large retail business, which is generally more expensive to operate than a wholesale business. MEXX also has licensed a variety of its trademarks for use on a number of non-apparel items, including fragrances, shoes, handbags, costume jewelry and watches.

In June 2002, we consummated an exclusive license agreement with Kellwood Company under which Kellwood was granted the license to design, manufacture, market, sell and distribute men's dress shirts under the CLAIBORNE label in North America commencing with the Spring 2003 selling season. The line, which is produced by Kellwood's subsidiary, Smart Shirts Ltd., a global manufacturer of men's shirts, was previously produced and sold by the Company's

CLAIBORNE division. Under the agreement, Kellwood is obligated to pay a royalty equal to a percentage of net sales of the CLAIBORNE products. The initial term of the license runs through December 31, 2005; the licensee has options to renew for two additional 3-year periods if certain sales thresholds are met.

On July 9, 2002, we acquired 100 percent of the equity interest of Mexx Canada, Inc., a privately held fashion apparel and accessories company ("MEXX Canada"). Based in Montreal, MEXX Canada operates as a third party distributor in Canada for our MEXX business and, in 2001, had sales of 83 million Canadian dollars (or approximately $54 million based on the average exchange rate in effect during that period). The total purchase price consisted of: (a) an initial cash payment made at the closing date of $15.2 million; (b) a second payment due at the end of the first quarter 2003 based on business performance in 2002, which is currently expected to be approximately 27 million Canadian dollars (or approximately $17 million based on the exchange rate in effect at December 28, 2002); and (c) a contingent payment equal to 28% of the equity value of MEXX Canada, to be determined as a multiple of MEXX Canada's earnings and cash flow performance for the year ended either 2004 or 2005. The selection of the measurement year for the contingent payment is at either party's option. The Company estimates that if the 2004 measurement year is selected the payment will be in the range of 35–45 million Canadian dollars (or $22–29 million based on the exchange rate in effect at December 28, 2002). Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to our consolidated results.

On September 30, 2002, we acquired 100 percent of the equity interest in Ellen Tracy Inc. and related companies ("Ellen Tracy") for a purchase price of approximately $175.6 million, including the assumption of debt. Ellen Tracy, a privately held fashion apparel company, designs, wholesales and markets women's sportswear. Based in New York City, Ellen Tracy sells its products at bridge price points which are somewhat higher than the Company's core better-priced businesses, predominantly to select specialty stores and upscale department stores. Brands include ELLEN TRACY, LINDA ALLARD ELLEN TRACY and COMPANY ELLEN TRACY. Ellen Tracy achieved net sales of approximately $171 million in 2001. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

2002 vs. 2001

The following table sets forth our operating results for the year ended December 28, 2002 compared to the year ended December 29, 2001:

	YEAR ENDED		VARIANCE	
DOLLARS IN MILLIONS	December 28, 2002	December 29, 2001	$	%
NET SALES	$3,717.5	$3,448.5	$269.0	7.8%
GROSS PROFIT	1,619.6	1,427.3	192.3	13.5%
Selling, general and administrative expenses	1,222.6	1,080.5	142.1	13.2%
Restructuring charge	7.1	15.1	(8.0)	(52.6)%
OPERATING INCOME	389.9	331.7	58.2	17.5%
Other (expense) income-net	(2.3)	(3.5)	(1.2)	(34.0)%
Interest (expense) income-net	(25.1)	(28.1)	(3.0)	(10.6)%
Provision for income taxes	131.3	108.0	23.3	21.5%
NET INCOME	231.2	192.1	39.1	20.4%

NET SALES

Net sales for 2002 were $3.718 billion, an increase of $269 million, or 7.8%, over net sales for 2001. This overall increase was primarily due to a $229.8 million increase in sales of our European MEXX operation reflecting the inclusion of a full year of sales as well as growth, an aggregate of $63.6 million in increases resulting from the inclusion of our recently acquired ELLEN TRACY and MEXX Canada businesses, and gains in our Special Markets, LUCKY BRAND DUNGAREES, SIGRID OLSEN branded businesses and non-apparel Jewelry and Handbags businesses. These increases were offset primarily by planned decreases with respect to our core LIZ CLAIBORNE apparel businesses, in light of anticipated conservative buying patterns of our retail customers resulting from, among other things, the impact of September 11, 2001 on consumer spending in the first half of the year, as well as last year's higher sales levels reflecting the impact of our aggressive liquidation of excess inventories in the latter half of 2001. 2002 and 2001 net sales were not materially impacted by foreign currency fluctuations. Net Sales results for our business segments as well as a geographic breakout are provided below:

Wholesale Apparel net sales increased $128.8 million, or 5.1%, to $2.665 billion.

- The increase principally reflected the following:
  - $145.8 million of additional net sales, reflecting the inclusion of a full year's sales of MEXX (acquired in May 2001) as well as continued growth in MEXX's business;
  - The inclusion an aggregate of $41.2 million of sales of our recently acquired ELLEN TRACY and MEXX Canada businesses.
- These increases were partially offset by a $102.9 million decrease in our core domestic LIZ CLAIBORNE businesses. Approximately half of this decrease reflected planned unit decreases in light of anticipated conservative buying patterns of our retailer customers in the first half of the year, one-third of this decrease reflected reduced sales to our own retail stores and the remainder was due to last year's higher sales levels as a result of our aggressive liquidation of excess inventory in the latter half of 2001.
- The remainder of our Wholesale Apparel businesses experienced, in the aggregate, a net increase of approximately $44.7 million. This change resulted from sales increases in our Special Markets and SIGRID OLSEN businesses, due in each case to higher unit volume partially offset by lower average unit selling prices due to the inclusion of more lower-priced items in the product offerings; and in our LUCKY BRAND DUNGAREES and Men's DKNY® Jeans and Active businesses, due in each case to higher unit volume and higher average unit selling prices reflecting stronger demand. These increases were partially offset by decreases in our DANA BUCHMAN and Men's Sportswear and Furnishings businesses, reflecting overall planned unit decreases in light of anticipated conservative buying patterns of our retailer customers in the first half of the year, as well as last year's aforementioned aggressive excess inventory liquidation.

Wholesale Non-Apparel increased $15.5 million, or 3.1%, to $511.6 million.

- The increase reflected a total gain of $19.7 million in our LIZ CLAIBORNE Jewelry and Handbags businesses, due in each case to higher unit volume.
- These increases were offset by decreases in our Cosmetics business, due to lower promotional sales, partially offset by year-over-year sales increases in our MAMBO fragrance (launched in August 2001) and the introduction of our BORA BORA fragrance in August 2002.

Retail net sales increased $102.9 million, or 16.7%, to $718.6 million.

- The increase principally reflected the following:
  - $84.0 million of sales increases in our MEXX stores, reflecting the inclusion of a full year's sales as well as the net addition of 7 new stores;
  - The inclusion of an aggregate of $22.4 million of sales from the addition of 37 new MEXX Canada stores (acquired in July 2002) and 15 new ELLEN TRACY Outlet stores (acquired in September 2002); and
  - The addition of 14 new LUCKY BRAND DUNGAREES Specialty Retail stores.
- The above increases were partially offset by the following comparable store sales decreases due to a general decline in traffic and lower inventories at the store level resulting from conservative planning reflecting the challenging retail environment:
  - Approximate 6% decline in our Outlet stores; and
  - Approximate 7% decline in our Specialty Retail stores.

International net sales increased $263.0 million, or 63.0% (to $680.2 million), due principally to a $229.8 million increase in MEXX sales, reflecting the inclusion of a full year's sales as well as growth in Europe in both MEXX's Wholesale and Retail operations, and, to a lesser extent, the inclusion of $23.8 million of sales from our recently acquired MEXX Canada business.

Domestic net sales increased $6.0 million, or 0.2% (to $3,037.3 million), due principally to the recent acquisition of ELLEN TRACY, partially offset by conservative planning in the domestic portion of our Wholesale Apparel segment.

GROSS PROFIT

Gross profit dollars increased $192.3 million, or 13.5%, in 2002 over 2001. Gross profit as a percent of net sales increased to 43.6% in 2002 from 41.4% in 2001. The increase in gross profit rate reflected improved company-wide inventory management (including continued improvement in the matching of our production orders with our customer orders through the use of new systems and revamped business processes), improved product performance at retail and continued lower unit sourcing costs as a result of the continued consolidation and optimization of our worldwide supplier base, in combination with current favorable market conditions as a result of ongoing excess offshore sourcing capacity. The gross profit rate also benefited from a higher proportion of full-priced sales in our Jewelry, Handbags, Special Markets, LUCKY BRAND DUNGAREES Wholesale, LAUNDRY and Men's DKNY® Jeans and Active businesses, as well as the inclusion of a full year's results of MEXX, which runs at a higher gross margin rate than the Company average, reflecting its larger retail component. These increases were partially offset by lower gross margins in our Specialty Retail stores, Cosmetics, LIZ CLAIBORNE, Fashion Accessories, CLAIBORNE Men's and Women's DKNY® Jeans and Active and CITY DKNY® businesses and, in the fourth quarter, additional expenses related to the West Coast dock strike and slightly higher promotional activity at retail.

SG&A

Selling, general and administrative expenses (SG&A) increased $142.1 million, or 13.2%, in 2002 over 2001. These expenses as a percent of net sales increased to 32.9% in 2002 from 31.3% in 2001. These SG&A dollar and rate increases were principally due to the inclusion of a full year of the results of MEXX, which has a relatively higher SG&A rate than the Company average due to the fact that MEXX operates a geographically diverse and relatively large retail business, which is generally more expensive to operate than a wholesale business. The increase also reflected the lower proportion of sales derived from our relatively lower-cost core LIZ CLAIBORNE businesses, as well as the opening of new LUCKY BRAND DUNGAREES Specialty Retail and Outlet stores. We also incurred higher SG&A costs and rates in our Women's DKNY® Jeans and Active and CITY DKNY® businesses as well as through the inclusion of the newly acquired MEXX Canada and ELLEN TRACY businesses, which each run at a higher SG&A rate than the Company average. The increase in SG&A was partially mitigated by ongoing Company-wide expense management and cost reduction initiatives and reduced goodwill amortization as a result of the implementation of SFAS No. 142, "Accounting for Goodwill and Other Intangibles," as well as lower SG&A costs and rates in our CLAIBORNE Men's, Special Markets, LAUNDRY and KENNETH COLE NEW YORK Women's businesses.

RESTRUCTURING CHARGE

We recorded a $7.1 million pretax ($4.5 million after tax) net restructuring charge in the fourth quarter of 2002. The charge covers costs associated with the closure of all twenty-two LIZ CLAIBORNE specialty retail stores. The determination to close the stores is intended to eliminate redundancy between this retail format and the wide department store base in which the Company's products are available. The $9.9 million charge includes costs associated with lease obligations ($5.4 million), asset write-offs ($3.3 million) and other store closing costs ($1.2 million), offset by $2.8 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 2001. The closure of these stores is expected to result in annual savings of approximately $3 million and will result in fewer than 100 jobs expected to be lost. We expect that these activities will be substantially complete by December 2003.

OPERATING INCOME

As a result of the factors described above, operating income increased $58.2 million, or 17.5%, to $389.9 million in 2002 over 2001. Operating income as a percent of net sales increased to 10.5% in 2002 compared to 9.6% in 2001. Operating income by business segment as well as a geographic breakout is provided below:

- *Wholesale Apparel* operating profit increased $36.9 million to $326.7 million (12.3% of net sales) in 2002 compared to $289.8 million (11.4% of net sales) in 2001. Our domestic LIZ CLAIBORNE business produced increased profits despite lower sales and gross margins primarily due to expense management and cost reduction initiatives. Operating income also benefitted from a higher proportion of sales in our Special Markets and SIGRID OLSEN businesses, partially offset by reduced profits in our Women's DKNY® Jeans and Active and CITY DKNY® and CLAIBORNE Men's businesses.
- *Wholesale Non-Apparel* operating profit increased $0.9 million to $47.1 million (9.2% of net sales) in 2002 compared to $46.2 million (9.3% of net sales) in 2001, principally due to increases in our Jewelry business, partially offset by reduced profit dollars in our Cosmetics business.
- *Retail* operating profit decreased $1.5 million to $67.8 million (9.4% of net sales) in 2002 compared to $69.3 million (11.3% of net sales) in 2001, principally reflecting reduced comparable store sales and increased operating expenses from the additional store base in our Outlet stores and LUCKY BRAND DUNGAREES Specialty Stores, as well as operating losses in our LIZ CLAIBORNE and ELISABETH Specialty Stores, partially offset by the inclusion of a full year's profits from the MEXX Retail stores.
- *Domestic* operating profit increased by $45.7 million, or 15.7%, to $336.1 million, due to the gross profit improvements discussed above. *International* operating profit increased $12.5 million, or 30.2% (to $53.8 million) due to the inclusion of profits from our recently acquired MEXX and MEXX Canada businesses.

NET OTHER EXPENSE

Net other expense in fiscal 2002 was $2.3 million, principally comprised of $3.8 million of minority interest expense (which relates to the 15% minority interest in Lucky Brand Dungarees, Inc. and the 2.5% minority interest in Segrets, Inc.), partially offset by other non-operating income, primarily comprised of net foreign exchange gains, compared to $3.5 million in 2001, comprised of $3.6 million of minority interest expense, partially offset by other non-operating income.

NET INTEREST EXPENSE

Net interest expense in fiscal 2002 was $25.1 million, principally comprised of interest expense on the Eurobond offering incurred to finance our acquisition of MEXX, compared to $28.1 million in 2001, representing interest expense on commercial paper borrowings, incurred to finance our strategic initiatives including costs associated with our acquisitions and capital expenditures, and the Eurobond offering.

PROVISION FOR INCOME TAXES

Our tax provision for 2002 was $131.3 million, or 36.2% of pretax income, as compared to $108.0 million, or 36.0% of pretax income in 2001. The higher rate resulted primarily from increased taxes associated with foreign operations.

NET INCOME

Net income increased in 2002 to $231.2 million from $192.1 million in 2001 and increased as a percent of net sales to 6.2% in 2002 from 5.6% in 2001, due to the factors described above. Diluted earnings per common share increased 18.0% to $2.16 in 2002 from $1.83 in 2001. Our average diluted shares outstanding increased by 2.1 million shares in 2002, to 107.2 million, as a result of the exercise of stock options and the effect of dilutive securities.

2001 vs. 2000

The following table sets forth our operating results for the year ended December 29, 2001 compared to the year ended December 30, 2000:

	YEAR ENDED		VARIANCE	
DOLLARS IN MILLIONS	December 29, 2001	December 30, 2000	$	%
NET SALES	$3,448.5	$3,104.1	$344.4	11.1%
GROSS PROFIT	1,427.3	1,233.9	193.4	15.7%
Selling, general and administrative expenses	1,080.5	909.1	171.4	18.8%
Restructuring charge	15.1	21.1	(6.0)	(28.5)%
OPERATING INCOME	331.7	303.7	28.0	9.2%
Other (expense) income-net	(3.5)	6.6	(10.1)	(152.7)%
Interest (expense) income-net	(28.1)	(21.9)	(6.2)	28.3%
Provision for income taxes	108.0	103.8	4.2	4.0%
NET INCOME	192.1	184.6	7.5	4.0%

NET SALES

Our net sales for 2001 were $3.45 billion, an increase of 11.1%, compared to $3.10 billion in 2000. Our net sales for 2001 and 2000 were not materially impacted by foreign currency fluctuations. Net Sales results for our business segments are provided below:

Wholesale Apparel net sales increased $162.1 million, or 6.8%, to $2.536 billion.

- The increase primarily reflected the inclusion of the following:
  - $205.1 million resulting from the inclusion of sales of MEXX;
  - $39.9 million increase in our licensed Women's DKNY® Jeans and Active and CITY DKNY® businesses due primarily to the inclusion of sales of our licensed CITY DKNY® business (launched in January 2001).
- These increases were partially offset by a $118.9 million sales decline in our core domestic LIZ CLAIBORNE businesses due to the adverse affect of the events of September 11, 2001 and planned decreases resulting from conservative buying patterns of our retailer customers.
- The remainder of our Wholesale Apparel businesses, in aggregate, experienced a net increase of approximately $36.0 million, reflecting sales increases in our LUCKY BRAND DUNGAREES business, due to higher unit volume reflecting stronger demand, and in our SIGRID OLSEN business, due to higher average unit selling prices partially offset by lower unit volume reflecting the inclusion of more higher-priced items in the product mix. These increases were partially offset by a decrease in our LAUNDRY business, reflecting overall planned unit decreases in light of anticipated conservative buying patterns of our retailer customers.

Wholesale Non-Apparel net sales increased $73.1 million, or 17.3%, to $496.1 million.

- The increase was primarily due to the following sales increases:
  - $51.1 million in our Jewelry business, due to the inclusion of a full year of sales from our MONET business acquired in July 2000; and
  - $20.5 million in our Cosmetics business, due primarily to the launch of our MAMBO fragrance in August 2001.

- The remainder of the increase was due to a slight sales increase in our Handbags business, principally reflecting higher unit volume, partially offset by a decline in our Fashion Accessories business due to lower unit volume.

Retail net sales increased $129.2 million, or 26.5%, to $615.7 million.

- The increase in net sales of our Retail segment principally reflected the following:
  - The inclusion of $77.4 million of sales from our recently acquired MEXX stores, including 18 Outlet stores, 35 high street concession stores and 110 concession shop-in-shop stores;
  - 15 new domestic Outlet stores on a period-to-period basis (we ended the year with 211 total Outlet stores including the 18 MEXX Outlet stores); and
  - The addition of 25 new LUCKY BRAND DUNGAREES Specialty Retail stores on a period-to-period basis (we ended the year with a total of 197 Specialty Retail stores), coupled with an approximate 4% comparable store sales increase in our LUCKY BRAND DUNGAREES Specialty Retail stores.
- These increases were partially offset by the following comparable store sales decreases:
  - A decline in our Outlet stores of approximately 1%; and
  - A decline in the balance of our Specialty Retail stores of approximately 1%.

International net sales increased by $298.0 million, or 250.0%, to $417.2 million, due primarily to the inclusion of $282.5 million of sales of our recently acquired MEXX business and, to a lesser extent, an increase of $12.1 million resulting from the inclusion of a full year of sales of our MONET business (acquired in July 2000). *Domestic* net sales increased by $46.4 million, or 1.6%, to $3.031 billion. The increase in Domestic net sales was primarily due to increases in our Wholesale Non-Apparel segment, resulting from the inclusion of a full year's sales from our MONET business, and our Retail segment, due to the aforementioned additional store base, partially offset by a slight decrease in our Wholesale Apparel segment.

GROSS PROFIT

Gross profit dollars increased $193.4 million, or 15.7%, in 2001 over 2000. Gross profit as a percent of sales increased to 41.4% in 2001 from 39.7% in 2000 due to the increased proportion of our relatively higher-margin Wholesale Non-Apparel segment, primarily due to the inclusion of a full year's sales from our MONET business and the launch of our MAMBO fragrance, as well as the increased proportion of our relatively higher-margin Retail segment, driven by the inclusion of the MEXX stores and the opening of additional stores in other formats. The increase in the gross profit rate also reflected significantly lower unit sourcing costs as a result of the continued consolidation and optimization of our worldwide supplier base, combined with the continued improvement in the matching of our production orders with our customer orders through the use of systems implemented in late 1999 and revamped business processes. The Company also benefited from the inclusion of MEXX, which runs at a relatively higher gross margin rate than the Company average, and higher margins realized in our DKNY® JEANS Women's, DANA BUCHMAN and SIGRID OLSEN businesses. These increases were partially offset by lower gross margins in our LIZ CLAIBORNE and CRAZY HORSE Men's businesses, due, in each case, primarily to the liquidation of excess inventories.

SG&A

SG&A increased $171.4 million, or 18.8%, in 2001 over 2000. These expenses as a percent of net sales increased to 31.3% in 2001 from 29.3% in 2000, principally reflecting the increased proportion of sales of our relatively higher cost Wholesale Non-Apparel segment, which experienced higher marketing costs in our Cosmetics business associated with the launch of our MAMBO brand and relatively higher SG&A rates in our recently acquired MONET business. Dollar and percentage increases in SG&A also reflect our recently acquired MEXX business, which runs at a relatively higher SG&A rate than the Company average. Additionally, we experienced increases in our Retail segment due to the opening of new stores and the inclusion of our recently acquired MEXX stores. Lower sales in our relatively lower-cost LIZ CLAIBORNE businesses also contributed to the increase. Additionally, the Company incurred higher compensation expenses as a result of the vesting of certain incentive equity instruments previously granted under the Company's stock incentive plan, as well as goodwill amortization generated by our recent acquisitions.

RESTRUCTURING CHARGE

In December 2001, the Company recorded a net restructuring charge of $15.1 million (pretax), representing a charge of $19.0 million, which consisted of approximately $4.6 million for the closure of seven Specialty Retail stores, due to a shift to a vertical format for one of our brands which requires positioning in different locations and the elimination of our large "world" store concept, and five Outlet stores, due to the elimination of two of our branded store formats; $3.5 million for the closure of four of our divisional offices; $3.3 million associated with the strategic closure of two specific facilities; and $7.6 million in severance related costs associated with the elimination of approximately 600 jobs, offset by the

$3.9 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 2000. The 2001 restructuring charge reduced net income by $9.6 million (after tax), or $0.09 per common share. The Company anticipates annual savings associated with this restructuring to be between $15-$18 million. These restructuring activities are substantially complete through December 2002. In September 2000, we recorded a net restructuring charge of $5.4 million (pretax), representing a charge of $6.5 million, principally to cover the closure of eight under-performing Specialty Retail stores in formats that no longer fit into our retail strategy, the closure of one of our recently acquired divisional offices, and severance related costs, offset by the $1.1 million deemed no longer necessary of the Company's restructuring liability originally recorded in December 1998. In December 2000, we recorded a restructuring charge of $15.6 million (pretax) to further maximize business segment synergies. This charge consisted of $10.6 million for operating and administrative costs associated with the elimination of 270 jobs and $5.0 million for real estate consolidations. Significant items included in the charge were contract termination costs, severance and related benefits for staff reductions, estimated occupancy costs and asset writedowns. The 2000 restructuring charges reduced net income by $13.5 million, or $0.13 per common share. The Company anticipates annual savings associated with the 2000 restructuring charges to be between $13-$16 million.

OPERATING INCOME

Operating income increased $28.0 million, or 9.2%, to $331.7 million in 2001 compared to 2000, and decreased to 9.6% of sales in 2001 from 9.8% in 2000.

- *Wholesale Apparel* operating profit increased $2.8 million to $289.8 million (11.4% of sales) in 2001 compared to $287.0 million (12.1% of sales) in 2000, principally reflecting increased profits in our DKNY® JEANS Women's, DANA BUCHMAN, SIGRID OLSEN and Special Markets businesses and the inclusion of the income from our recently acquired MEXX business, partially offset by reduced sales and gross margins in our core domestic LIZ CLAIBORNE and LAUNDRY businesses.
- *Wholesale Non-Apparel* operating income increased $12.6 million to $46.2 million (9.3% of sales) in 2001 compared to $33.6 million (7.9% of sales) in 2000, primarily due to the inclusion of a full year of profits from our MONET business and, to a lesser extent, the launch of our MAMBO fragrance and increases in our Handbags business, partially offset by a reduction in our Fashion Accessories business.
- *Retail* operating income increased $6.5 million to $69.3 million (11.3% of sales) in 2001 compared to $62.8 million (12.9% of sales) in 2000, principally reflecting the inclusion of the Retail stores of our recently acquired MEXX business, increases in our Specialty Retail stores due to higher gross margins overall, and 25 new LUCKY BRAND DUNGAREES stores on a period-to-period basis, partially offset by higher operating expenses in our Outlet store business.
- *International* operating income increased $32.9 million, or 391.6%, to $41.4 million primarily due to the inclusion of our recently acquired MEXX business. *Domestic* operating income decreased $4.9 million, or 1.7%, to $290.4 million primarily due to a decrease in our Wholesale Apparel segment.

NET OTHER EXPENSE

Net other expense in 2001 was $3.5 million, comprised of $3.6 million of minority interest and partially offset by other non-operating income, compared to net other income of $6.6 million in 2000. Other income in 2000 included a special investment gain of $8.8 million related to our sale of marketable equity securities, net of associated expenses, partially offset by $2.2 million of minority interest expense and other non-operating expenses.

NET INTEREST EXPENSE

Net interest expense in 2001 was $28.1 million compared to $21.9 million in 2000. This increase of $6.2 million represents the incremental interest cost on the debt incurred to finance our strategic initiatives including costs associated with our recently acquired businesses, capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems) and in-store merchandise shop expenditures.

PROVISION FOR INCOME TAXES

The 2001 effective income tax rate remained unchanged from 2000 at 36.0%.

NET INCOME

Due to the factors described above, net income increased $7.5 million in 2001 to $192.1 million from $184.6 million and declined as a percent of net sales to 5.6% in 2001 from 5.9% in 2000. Diluted earnings per share ("EPS") (adjusted for a two-for-one stock split in the form of a one hundred percent stock dividend paid on January 16, 2002 to shareholders of record as of December 31, 2001 (the "stock dividend")), was $1.83 in 2001 compared to $1.72 in 2000, reflecting higher net income and a lower number of average outstanding common shares and share equivalents in 2001. Our average diluted shares outstanding declined by 2.4 million in 2001 on a period-to-period basis, to 105.1 million, as a result of our stock repurchase program. We purchased 155,000 shares during 2001 for $2.9 million and 12.3 million shares during 2000 for $247.7 million.

FORWARD OUTLOOK

The economic and retail environments continue to be uncertain and challenging. Many larger issues impact consumer confidence and propensity to spend. These include significant geopolitical issues which remain unresolved, volatility in the capital markets and an economy which, despite showing signs of growth, continues to struggle. Accordingly, we are proceeding prudently and conservatively in planning our business going forward. Looking forward, for fiscal 2003, we are optimistic that we can achieve a sales increase of 9 – 11% and EPS for fiscal 2003 in the range of $2.47 – $2.52 including EPS accretion in fiscal 2003 of $0.05 – $0.07 resulting from the Ellen Tracy acquisition. For the first quarter of fiscal 2003, current visibility indicates that we forecast a sales increase of 14 – 16% and EPS in the range of $0.56 – $0.58. For the second quarter, we are forecasting sales gains of 9% – 12% and EPS in the range of $0.39 – $0.41. The foregoing forward-looking statements are qualified in their entirety by reference to the risks and uncertainties set forth under the heading "STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE" below.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

Our primary ongoing cash requirements are to fund growth in working capital (primarily accounts receivable and inventory) to support projected increased sales, investment in the technological upgrading of our distribution centers and information systems and other expenditures related to retail store expansion, in-store merchandise shops and normal maintenance activities. In 2002 and 2001, we also required cash to fund our acquisition program. Sources of liquidity to fund ongoing and future cash requirements include cash flows from operations, cash and cash equivalents, securities on hand, our commercial paper program and bank lines of credit; in 2001, we issued Euro-denominated bonds (the "Eurobonds") to fund our acquisition of MEXX.

We anticipate that cash flows from our operations, commercial paper program and bank and letter of credit facilities will be sufficient to fund our future liquidity requirements, including the contingent payments described below, and that we will be able to adjust the amounts available under these facilities if necessary. Such sufficiency and availability may be adversely affected by a variety of factors, including, without limitation, retailer and consumer acceptance of the Company's products, which may impact the Company's financial performance, maintenance of the Company's investment grade credit rating, as well as interest rate and exchange rate fluctuations.

2002 vs. 2001

We ended 2002 with $276.3 million in cash and marketable securities, compared to $160.6 million at December 29, 2001, and with $399.7 million of debt outstanding compared to $387.3 million. This $103.3 million improvement in our debt net of cash position over the last twelve months is primarily attributable to the differences in working capital due to the factors discussed below, partially offset by the approximately $206.3 million in purchase price payments connected with our acquisitions of ELLEN TRACY and MEXX Canada.

Accounts receivable increased $8.3 million, or 2.3%, at December 28, 2002 compared to December 29, 2001 due to the assumption of the accounts receivable of our recently acquired ELLEN TRACY and MEXX Canada businesses, which accounted for approximately 85% of the increase.

Inventories decreased $26.8 million, or 5.5%, at the end of 2002 compared to the end of 2001. These decreases reflect conservative planning and improved processes and procedures implemented during the second half of 2001 to help adjust the flow of replenishment product and seasonal essential programs into our warehouses, as well as supply and demand balancing aided by technology. Our average inventory turnover rate increased to 4.7 times for the year ended December 28, 2002 from 4.0 times for the 12-month period ended December 29, 2001.

Borrowings under our commercial paper and revolving credit facilities peaked at $114.9 million during 2002; at December 28, 2002, borrowings under these facilities were $12.6 million.

Net cash provided by operating activities was $421.8 million during 2002, compared to $329.2 million in 2001. This $92.6 million change in cash flow was primarily due to $86.0 million of cash provided by working capital in 2002 compared to a $4.8 million use of cash in 2001, driven primarily by year-over-year changes in the accounts receivable, accrued expense, accounts payable and inventory balances, as well as the increase in net income of $39.1 million from 2001.

Net cash used in investing activities was $306.8 million in fiscal 2002, compared to $384.7 million in fiscal 2001. The 2002 net cash used primarily reflected capital and in-store merchandise shop expenditures of $88.9 million and $206.3 million for the purchase of MEXX Canada and ELLEN TRACY; 2001 net cash used primarily reflected $274.1 million in connection with the acquisition of our MEXX business, along with capital and in-store merchandise shop expenditures of $107.0 million.

Net cash used in financing activities was $39.2 million in fiscal 2002, compared to $131.1 million provided by financing activities in fiscal 2001. The $170.3 million year over year decrease primarily reflected the issuance of $309.6 million of Eurobonds in 2001 to finance the May 2001 acquisition of MEXX and a decrease of $6.6 million in net proceeds from the exercise of stock options, partially offset by the assumption of $17.2 million of short term debt in 2002 and a $126.3 million year-over-year decrease in the repayment of the commercial paper program.

2001 vs. 2000

We ended 2001 with $160.6 million in cash and marketable securities, compared to $54.6 million at the end of 2000, and $387.3 million of debt compared to $269.2 million of debt outstanding at the end of 2000. This $12.1 million change in our cash and debt position over the last twelve months is primarily attributable to our expenditure of $274.1 million, net of cash acquired, for purchase price payments in connection with the acquisitions of MEXX and MONET, $107.0 million for capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems) and in-store merchandise shop expenditures and $2.9 million for the repurchase of common stock, offset by $309.6 million in proceeds from the Eurobonds. Our borrowings under the commercial paper program peaked at $449.7 million during the year; at December 29, 2001, our borrowings under the program were $77.7 million.

Net cash provided by operating activities was $329.2 million in 2001, compared to $268.0 million in 2000. This $61.2 million change in cash flow was primarily due to $24.5 million of higher depreciation expense in 2001 and cash generated from a $4.8 million decrease in net working capital in 2001 compared to a $27.5 million use of cash for working capital in 2000, driven primarily by year over year changes in the accounts receivable, inventory and accrued expense balances.

Accounts receivable increased $94.4 million, or 35.3%, at year end 2001 compared to year end 2000. This increase primarily reflected the assumption of the accounts receivable of our recently acquired MEXX business, which accounted for approximately 62% of the increase.

Inventories increased $8.1 million, or 1.7%, at year end 2001 compared to 2000 primarily due to our recently acquired MEXX business. Excluding the inventories of MEXX, our inventories were down 11.7%. The majority of this decrease was driven by improved processes and procedures put in place during the second half of 2001 to help adjust the flow of replenishment product and seasonal essential programs into our warehouses. Our average inventory turnover rate decreased to 4.0 times (4.1 times excluding MEXX) in 2001 from 4.3 times in 2000. The Company continued to take a conservative approach to inventory management in 2002.

Net cash used in investing activities was $384.7 million in 2001, compared to $147.5 million in 2000. The 2001 net cash used primarily reflected purchase price payments of $274.1 million, net of cash acquired, in connection with our acquisition of the MEXX business, along with capital and in-store merchandise shop expenditures of $107.0 million, compared to 2000 capital and in-store merchandise shop expenditures of $88.1 million and purchase price payments of $58.9 million in connection with the acquisitions of our MONET, LAUNDRY, LUCKY BRAND DUNGAREES, SIGRID OLSEN and licensed KENNETH COLE businesses.

Net cash provided by financing activities was $131.1 million in 2001, compared to $99.4 million used in financing activities in 2000. The $230.5 million year over year increase primarily reflected the issuance of $309.6 million of Eurobonds to finance the May 2001 purchase of MEXX, a decrease of $244.8 million expended for stock purchases, and an increase in net proceeds from the exercise of stock options of $20.0 million, partially offset by a net repayment under our commercial paper program of $191.5 million during 2001 compared to net borrowings of $153.1 million in 2000.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company expects that it will make additional payments in 2003 of approximately $25 million and $17 million in connection with the acquisitions of LUCKY BRAND DUNGAREES and MEXX Canada, respectively (see Note 2 of Notes to Consolidated Financial Statements).

The Company may also be required to make additional payments in 2004 in connection with its acquisitions of our MEXX, LUCKY BRAND DUNGAREES and MEXX Canada businesses (see Note 2 of Notes to Consolidated Financial Statements). These payments primarily result from contingent payment and other provisions contained in the terms of the acquisitions. Management estimates these payments if required to be made in 2004 would fall in the range of $140 – 150 million for MEXX, $32 – 45 million for LUCKY BRAND DUNGAREES, and $22 - 29 million for MEXX Canada. These payments will be made in either cash or shares of the Company's common stock.

Our anticipated capital expenditures for 2003 approximate $95 million. These expenditures consist primarily of in-store merchandise shops, the continued technological upgrading and expansion of our management information systems and distribution facilities (including certain building and equipment expenditures) and the opening of retail stores. Capital expenditures and working capital cash needs are expected to be financed with net cash provided by operating activities and our revolving credit, commercial paper program, trade letter of credit and other credit facilities.

The following table summarizes as of December 28, 2002 the Company's contractual cash obligations by future period (see to Notes 2, 3, 10 and 11 of Notes to Consolidated Financial Statements):

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL CASH OBLIGATIONS (IN THOUSANDS)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$112,526	$193,525	$159,033	$295,708	$760,792
Inventory Purchase commitments	594,024	—	—	—	594,024
Eurobonds	—	—	365,161	—	365,161
Guaranteed minimum licensing royalties	19,764	43,812	27,000	68,000	158,576
Revolving credit facility	12,564	—	—	—	12,564
Short-term borrowings	16,358	—	—	—	16,358
Synthetic lease	3,028	7,241	65,431	—	75,700
Additional acquisition purchase price payments	42,214	224,000	—	—	266,214
Other obligations	5,631	—	—	—	5,631

FINANCING ARRANGEMENTS

On May 22, 2001, the Company entered into a 350 million Euro (or $302.9 million based on the exchange rate in effect on such date) 180-day unsecured credit facility (the "Bridge Loan") from Citicorp North America, Inc. and Chase Manhattan Bank. The Bridge Loan had two borrowing options, an "Alternative Base Rate" option and a Eurodollar rate option, each as defined in the Bridge Loan. The proceeds of the Bridge Loan were primarily used to finance the Company's acquisition of MEXX on May 23, 2001 (see Note 2 of Notes to Consolidated Consolidated Financial Statements).

On August 7, 2001, the Company issued 350 million Euros (or $307.2 million based on the exchange rate in effect on such date) of 6.625% notes due in 2006 (the "Eurobonds"). The Eurobonds are listed on the Luxembourg Stock Exchange and received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services. The net proceeds of the issuance were primarily used to repay the outstanding balance of the Bridge Loan, which expired on November 16, 2001. Interest on the Eurobonds is being paid on an annual basis until maturity. These bonds are designated as a hedge of our net investment in Mexx (see Note 2 of Notes to Consolidated Financial Statements).

On November 15, 2001, the Company received a $500 million 364-day unsecured financing commitment under a bank revolving credit facility, replacing the expiring $500 million 364-day unsecured credit facility. This bank facility included a $50 million multicurrency revolving credit line. This facility and the Company's $250 million bank facility (collectively, the "Agreement"), which were scheduled to mature in November 2002 and November 2003, respectively, received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services, and were used as a liquidity facility to support the issuance of A2/P2 rated commercial paper. The Agreement had two borrowing options, an "Alternative Base Rate" option, as defined in the Agreement, and a Eurodollar rate option with a spread based on the Company's long-term credit rating.

On October 21, 2002, the Company received a $375 million, 364-day unsecured financing commitment under a bank revolving credit facility, replacing the $500 million, 364-day unsecured credit facility scheduled to mature in November 2002, and a $375 million, three-year bank revolving credit facility, replacing the existing $250 million bank facility which was scheduled to mature in November 2003. The three-year facility includes a $75 million multi-currency revolving credit line which permits the Company to borrow in U.S. dollars, Canadian dollars and Euros. Repayment of outstanding balances of the 364-day facility can be extended for one year after the maturity date. The Agreement has two borrowing options, an "Alternative Base Rate" option, as defined in the Agreement, and a Eurocurrency rate option with a spread based on the Company's long-term credit rating. The Agreement contains certain customary covenants, including financial covenants requiring the Company to maintain specified debt leverage and fixed charge coverage ratios, and covenants restricting the Company's ability to, among other things, incur indebtedness, grant liens, make investments and acquisitions, and sell assets. The Company believes it is in compliance with such covenants. The Agreement may be directly drawn upon, or used, to support the Company's $750 million commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. The Company's ability to obtain funding through its commercial paper program is subject to, among other things, the Company maintaining an investment-grade credit rating. At December 28, 2002, the Company had no commercial paper outstanding and $12.6 million of borrowings denominated in Euro at an interest rate of 3.6%. The carrying amount of the Company's borrowings under the commercial paper program approximate fair value because the interest rates are based on floating rates, which are determined by prevailing market rates.

As of December 28, 2002, the Company had lines of credit aggregating $469 million, which were primarily available to cover trade letters of credit. At December 28, 2002 and December 29, 2001 the Company had outstanding trade letters of credit of $291 million and $228 million, respectively. These letters of credit, which have terms ranging from one to ten months, primarily collateralize the Company's obligations to third parties for the purchase of inventory.

As of December 28, 2002, MEXX had short-term credit facilities available of approximately 40.0 million Euros (or $41.8 million based on the exchange rate in effect on such date), of which 15.7 million Euros (or $16.4 million based on the exchange rate in effect on such date) was outstanding.

As of December 29, 2001, the Company had lines of credit aggregating $410 million, which were primarily available to cover trade letters of credit. At December 29, 2001 and December 30, 2000, the Company had outstanding letters of credit of $228 million and $271 million, respectively, primarily to collateralize the Company's obligations to third parties for the purchase of inventory.

OFF-BALANCE SHEET ARRANGEMENTS

On May 22, 2001, the Company entered into an off-balance sheet financing arrangement (commonly referred to as a "synthetic lease") to acquire various land and equipment and construct buildings and real property improvements associated with warehouse and distribution facilities in Ohio and Rhode Island. Each facility has a lease term of five years, with renewal subject to the consent of the lessor. The lessor under the operating lease arrangements is an independent third-party limited partnership, which has contributed equity in excess of 3.5% of the total value of the estimated aggregate cost to complete these facilities. The cost to complete these facilities was $63.7 million. The leases include guarantees by the Company for a substantial portion of the financing and options to purchase the facilities at original cost; the maximum guarantee is approximately $54 million. The guarantee becomes effective if the company declines to purchase the facilities at the end of the lease and the lessor is unable to sell the property at a price equal to or greater than the original cost. The Company selected this financing arrangement to take advantage of the favorable financing rates such an arrangement afforded as opposed to the rates available under alternative real estate financing options. The lessor financed the acquisition of the facilities through funding provided by third-party financial institutions. The lessor has no affiliation or relationship with the Company or any of its employees, directors or affiliates, and the Company's transactions with the lessor are limited to the operating lease agreements and the associated rent expense that will be included in Selling, general & administrative expense in the Consolidated Statements of Income.

HEDGING ACTIVITIES

At December 28, 2002, the Company had entered into various Euro currency collars with a net notional amount of $80.0 million with maturity dates from January 2003 through December 2003 and values ranging of between 0.9800 and 1.1000 U.S. dollar per Euro as compared to $55 million at December 29, 2001. At December 28, 2002, the Company had forward contracts maturing through December 2003 to sell 58.5 million Euros. The notional value of the foreign exchange forward contracts was approximately $61.0 million at December 28, 2002, as compared with approximately $34.6 million at December 29, 2001. Unrealized (losses) gains for outstanding foreign exchange forward contracts and currency options were approximately ($5.2) million at December 28, 2002 and approximately $400,000 at December 29, 2001.

In connection with the variable rate financing under the synthetic lease agreement, the Company has entered into two interest rate swap agreements with an aggregate notional amount of $40.0 million that will begin in January 2003 and terminate in May 2006, in order to fix the interest component of rent expense at a rate of 5.56%. The Company has entered into this arrangement to provide protection against potential future interest rate increases. The change in fair value of the effective portion of the interest rate swap is recorded as a component of Accumulated other comprehensive loss since these swaps are designated as cash flow hedges. The ineffective portion of these swaps will be recognized in earnings.

Amounts in Accumulated other comprehensive loss are reclassified to current-period earnings when the hedged transaction affects earnings.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Company, including the use of estimates, are presented in the Notes to Consolidated Financial Statements in this Annual Report.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable - trade, inventories, goodwill and other intangibles, accrued expenses and derivative instruments. In applying such policies management must use some amounts that are based upon its informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

REVENUE RECOGNITION

Revenue within our wholesale operations is recognized at the time title passes and when merchandise has been shipped from the Company's distribution centers or contractors. Wholesale revenue is recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Discounts are based on trade terms. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Retail store revenues are recognized at the time of sale to consumers. Retail revenues are recorded net of returns. Licensing revenues are accrued at the contractually guaranteed minimum levels.

ACCOUNTS RECEIVABLE - TRADE, NET

In the normal course of business, the Company extends credit to customers, which satisfy pre-defined credit criteria. Accounts Receivable - Trade, Net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of unsaleable products as well as allowable customer markdowns and operational charge backs, net of expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable - Trade, Net. These provisions result from divisional seasonal negotiations as well as historic deduction trends net of historic recoveries and the evaluation of current market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

INVENTORIES, NET

Inventories are stated at lower of cost (using the first-in, first-out method) or market. The Company continually evaluates the composition of its inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Market value of distressed inventory is valued based on historical sales trends for this category of inventory of our individual product lines, the impact of market trends and economic conditions, and the value of current orders in-house relating to the future sales of this type of inventory. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

GOODWILL AND OTHER INTANGIBLES

In 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives are to no longer be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted SFAS No. 142 effective December 30, 2001. Trademarks that are owned are no longer amortized, as they have been deemed to have indefinite lives. Such trademarks are reviewed at least annually for potential value impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreements, which range from 5 to 15 years. Intangible merchandising rights are amortized over a period of four years. Intangibles amounted to $226.6 million in 2002 and $95.0 million in 2001, net of accumulated amortization of $52.2 million as of December 28, 2002 and $46.3 million as of December 29, 2001.

The recoverability of the carrying values of all long-lived assets with definite lives is reevaluated when changes in circumstances indicate the assets' value may be impaired. Impairment testing is based on a review of forecasted operating cash flows and the profitability of the related business. For the three-year period ended December 28, 2002, there are no material adjustments to the carrying values of any long-lived assets resulting from these evaluations.

ACCRUED EXPENSES

Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees, and other outstanding Company obligations are assessed based on claims experience and statistical trends, open contractual obligations and estimates based on projections and current requirements.

DERIVATIVE INSTRUMENTS AND FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

As of December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in either income (loss) from continuing operations or Accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The impact on the Company's financial condition, results of operations and cash flows, upon the adoption of these pronouncements, was immaterial.

The Company uses foreign currency forward contracts and options for the specific purpose of hedging the exposure to variability in probable future cash flows associated with inventory purchases and sales collections from transactions associated primarily with our European and Canadian entities and other specific activities and the swapping of variable interest rate debt for fixed rate debt in connection with the synthetic lease. These instruments are designated as cash flow hedges and, in accordance with SFAS No. 133, effective changes in fair value are included in Accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Amounts in Accumulated other comprehensive income (loss) are reclassified to current-period earnings when the hedged transaction affects earnings.

The Company hedges its net investment position in Euros. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in foreign currency translation adjustment, a component of Accumulated other comprehensive income (loss), to offset the change in the value of the net investment being hedged.

Occasionally, the Company purchases short-term foreign currency contracts and options outside of the cash flow hedging program to neutralize quarter-end balance sheet and other expected exposures. These derivative instruments do not qualify as cash flow hedges under SFAS No. 133 and are recorded at fair value with all gains or losses, which have not been significant, recognized in current period earnings immediately.

INFLATION

The rate of inflation over the past few years has not had a significant impact on our sales or profitability.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 01-9 (formerly EITF Issue 00-25), "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products." This issue addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer's purchase or promotion of the vendor's products. This consensus only impacted revenue and expense classifications and did not change reported net income. In accordance with the consensus reached, the Company adopted the required accounting beginning December 30, 2001, the first day of fiscal year 2002, and the impact of this required accounting does not have a material impact on the revenue and expense classifications in the Company's Consolidated Statements of Income.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company adopted the provisions of SFAS No. 144 effective December 30, 2001.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted the provisions of SFAS No. 145 upon its effective date.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted the provisions of SFAS No. 146 effective December 29, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective December 28, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has implemented the disclosure provisions of FIN 45 in its December 28, 2002 financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The Company will be required to implement the other provisions of FIN 46 in 2003. The Company does not believe the counterparty to the synthetic lease is a variable entity. Therefore, the Company does not believe that FIN 46 will have a material impact on its financial statements.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Statements contained herein and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases, and in oral statements made by, or with the approval of, authorized personnel that relate to the Company's future performance, including, without limitation, statements with respect to the Company's anticipated results of operations or level of business for 2003, or any other future period, including those herein under the heading "Future Outlook" or otherwise, are forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements, which are indicated by words or phrases such as "intend," "anticipate," "plan," "estimate," "project," "management expects," "the Company believes," "we are optimistic that we can," "current visibility indicates that we forecast" or "currently envisions" and similar phrases are based on current expectations only, and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Included among the factors that could cause actual results to materially differ are risks with respect to the following:

RISKS ASSOCIATED WITH COMPETITION AND THE MARKETPLACE

The apparel and related product markets are highly competitive, both within the United States and abroad. The Company's ability to compete successfully within the marketplace depends on a variety of factors, including:

- The current challenging retail and macroeconomic environment, including the levels of consumer confidence and discretionary spending, and levels of customer traffic within department stores, malls and other shopping and selling environments;
- The Company's ability to effectively anticipate, gauge and respond to changing consumer demands and tastes, across multiple product lines, shopping channels and geographies;
- The Company's ability to translate market trends into appropriate, saleable product offerings relatively far in advance, while minimizing excess inventory positions, including the Company's ability to correctly balance the level of its fabric and/or merchandise commitments with actual customer orders;
- Consumer and customer demand for, and acceptance and support of, Company products (especially by the Company's largest customers) which are in turn dependent, among other things, on product design, quality, value and service;
- The ability of the Company, especially through its sourcing, logistics and technology functions, to operate within substantial production and delivery constraints, including risks associated with the possible failure of the Company's unaffil-

iated manufacturers to manufacture and deliver products in a timely manner, to meet quality standards or to comply with the Company's policies regarding labor practices or applicable laws or regulations;

- The financial condition of, and consolidations, restructurings and other ownership changes in, the apparel (and related products) industry and the retail industry;
- Risks associated with the Company's dependence on sales to a limited number of large department store customers, including risks related to customer requirements for vendor margin support, and those related to extending credit to customers, risks relating to retailers' buying patterns and purchase commitments for apparel products in general and the Company's products specifically;
- The Company's ability to respond to the strategic and operational initiatives of its largest customers, as well as to the introduction of new products or pricing changes by its competitors; and
- The Company's ability to obtain sufficient retail floor space and to effectively present products at retail.

ECONOMIC, SOCIAL AND POLITICAL FACTORS

Also impacting the Company and its operations are a variety of economic, social and political factors, including the following:

- Risks associated with war, the threat of war, and terrorist activities, including reduced shopping activity as a result of public safety concerns and disruption in the receipt and delivery of merchandise;
- Changes in national and global microeconomic and macroeconomic conditions in the markets where the Company sells or sources its products, including the levels of consumer confidence and discretionary spending, consumer income growth, personal debt levels, rising energy costs and energy shortages, and fluctuations in foreign currency exchange rates, interest rates and stock market volatility;
- Changes in social, political, legal and other conditions affecting foreign operations;
- Risks of increased sourcing costs, including costs for materials and labor;
- Any significant disruption in the Company's relationships with its suppliers, manufacturers and employees;
- Work stoppages by any Company suppliers or service providers, such as, for example, the recent West Coast port workers lock-out;
- The enactment of new legislation or the administration of current international trade regulations, or executive action affecting international textile agreements, including the United States' reevaluation of the trading status of certain countries, and/or retaliatory duties, quotas or other trade sanctions, which, if enacted, would increase the cost of products purchased from suppliers in such countries; and
- Risks related to the Company's ability to establish, defend and protect its trademarks and other proprietary rights and other risks relating to managing intellectual property issues.

RISKS ASSOCIATED WITH ACQUISITIONS AND THE ENTRY INTO NEW MARKETS

The Company, as part of its growth strategy, reviews from time to time its possible entry into new markets, either through acquisitions, internal development activities, or licensing. The entry into new markets (including the development and launch of new product categories and product lines), is accompanied by a variety of risks inherent in any such new business venture, including the following:

- Risks that the new market activities may require methods of operations and marketing and financial strategies different from those employed in the Company's other businesses;
- Certain new businesses may be lower margin businesses and may require the Company to achieve significant cost efficiencies. In addition, new markets, product categories, product lines and businesses may involve buyers, store customers and/or competitors different from the Company's historical buyers, customers and competitors;
- Possible difficulties, delays and/or unanticipated costs in integrating the business, operations, personnel, and/or systems of an acquired business;
- Risks that projected or satisfactory level of sales, profits and/or return on investment for an acquired business will not be generated;
- Risks involving the Company's ability to retain and appropriately motivate key personnel of the acquired business;
- Risks that expenditures required for capital items or working capital will be higher than anticipated;
- Risks associated with unanticipated events and unknown or uncertain liabilities;
- Uncertainties relating to the Company's ability to successfully integrate an acquisition, maintain product licenses, or successfully launch new products and lines; and
- With respect to businesses where the Company acts as licensee, the risks inherent in such transactions, including compliance with terms set forth in the applicable license agreements, including among other things the maintenance of certain levels of sales, and the public perception and/or acceptance of the licensor's brands or other product lines, which are not within the Company's control.

Reference is also made to the other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices as are set forth in our Annual Reports on Form 10-K, including, without limitation, those set forth under the heading "Business-Competition; Certain Risks."

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to interest rate volatility primarily relating to interest rate changes applicable to our commercial paper borrowings and revolving loans under our credit facility. These loans bear interest at rates which vary with changes in prevailing market rates.

We do not speculate on the future direction of interest rates. As of December 28, 2002 and December 29, 2001 our exposure to changing market rates was as follows:

DOLLARS IN MILLIONS	December 28, 2002	December 29, 2001
Variable rate debt	$34.6	$77.7
Average interest rate	3.8%	3.1%

A ten percent change in the average rate would have resulted in a $0.2 million change in interest expense during 2002.

We finance our capital needs through available cash and marketable securities, operating cash flow, letters of credit, synthetic lease and bank revolving credit facilities, other credit facilities and commercial paper issuances. Our floating rate bank revolving credit facility, bank lines and commercial paper program expose us to market risk for changes in interest rates. As of December 28, 2002, we have not employed interest rate hedging to mitigate such risks with respect to our floating rate facilities. We believe that our recent Eurobond offering, which is a fixed rate obligation, partially mitigates the risks with respect to our variable rate financing.

The acquisition of MEXX, which transacts business in foreign currencies, has increased the Company's exposure to exchange rate fluctuations. We mitigate the risks associated with changes in foreign currency rates through foreign exchange forward contracts and collars to hedge transactions denominated in foreign currencies for periods of generally less than one year and to hedge expected payment of intercompany transactions with our non-U.S. subsidiaries, which now include MEXX. Gains and losses on contracts, which hedge specific foreign currency denominated commitments, are recognized in the period in which the transaction is completed.

At December 28, 2002 and December 29, 2001, the Company had outstanding foreign currency collars with net notional amounts aggregating to $80.0 million and $55.0 million, respectively. The Company had forward contracts aggregating to $61.0 million at December 28, 2002 and $34.6 million at December 29, 2001. Unrealized (losses) gains for outstanding foreign currency options and foreign exchange forward contracts were approximately ($5.2) million at December 28, 2002 and approximately $400,000 at December 29, 2001. A sensitivity analysis to changes in the foreign currencies when measured against the U.S. dollar indicates if the U.S. dollar uniformly weakened by 10% against all of the hedged currency exposures, the fair value of instruments would decrease by $9.4 million. Conversely, if the U.S. dollar uniformly strengthened by 10% against all of the hedged currency exposures, the fair value of these instruments would increase by $12.2 million. Any resulting changes in the fair value would be offset by changes in the underlying balance sheet positions. The sensitivity analysis assumes a parallel shift in foreign currency exchange rates. The assumption that exchange rates change in a parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in foreign currency. The Company does not hedge all transactions denominated in foreign currency.

The table below presents the amount of contracts outstanding, the contract rate and unrealized gain or (loss), as of December 28, 2002:

CURRENCY IN THOUSANDS	U.S. Dollar Amount	Contract Rate	Unrealized Gain (Loss)
FORWARD CONTRACTS: Euros	$61,000	0.9360 to	$(5,304)
		0.9800	
AVERAGE RATE COLLAR CONTRACTS: Euros	$80,000	0.9800 to	$ 88
		1.1000	

The table below presents the amount of contracts outstanding, the contract rate and unrealized gain or (loss), as of December 29, 2001:

CURRENCY IN THOUSANDS	U.S. Dollar Amount	British Pound Sterling Amount	Contract Rate	Unrealized Gain (Loss)
FORWARD CONTRACTS:				
Canadian dollars	$ 4,421		0.6316	$22
British pound sterling	700		1.4005	(24)
Euros	26,033		0.9099	752
Euros		£2,400	0.6206	(71)
AVERAGE RATE COLLAR CONTRACTS:				
Euros	$55,000		0.8582 to	$(290)
			0.9378	

The management of Liz Claiborne, Inc. is responsible for the preparation, objectivity and integrity of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's informed judgments and best estimates.

To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and procedures which we believe is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

The independent public accountants have audited our consolidated financial statements as described in their reports. In the course of their audits, the independent public accountants have developed an overall understanding of the Company's accounting and financial controls and have conducted other tests as they considered necessary to support their opinions on the financial statements. The independent public accountants report their findings and recommendations to management and the Audit Committee of the Board of Directors. Control procedures are implemented or revised as appropriate to respond to these recommendations. There have not been any material control weaknesses brought to the attention of management or the Audit Committee during the periods covered by the reports of the independent public accountants. However, in as much as the independent public accountants' audits consisted of selected tests of control policies and procedures and did not cover the entire system of internal control, they would not necessarily disclose all weaknesses which might exist.

The Audit Committee, which consists solely of non-management directors, meets with the independent public accountants, internal auditors and management periodically to review their respective activities and the discharge of their respective responsibilities. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee, with or without management, to discuss the scope and results of their audits and any recommendations regarding the system of internal controls.

Paul R. Charron
Chairman of the Board
and Chief Executive Officer

Michael Scarpa
Senior Vice President and
Chief Financial Officer

To the Board of Directors and Shareholders of
Liz Claiborne, Inc.:

We have audited the accompanying consolidated balance sheet of Liz Claiborne, Inc. and subsidiaries (the "Company") as of December 28, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements for the years ended December 29, 2001 and December 30, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 19, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

New York, New York
February 19, 2003

The following report is a copy of a previously issued Report of Independent Public Accountants. This report relates to prior years' financial statements. This report has not been reissued by Arthur Andersen LLP.

To the Board of Directors and Stockholders of
Liz Claiborne, Inc.:

We have audited the accompanying consolidated balance sheets of Liz Claiborne, Inc. (a Delaware corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liz Claiborne, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA	December 28, 2002	December 29, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 239,524	$ 127,635
Marketable securities	36,808	32,993
Accounts receivable – trade, net	370,468	362,189
Inventories, net	461,154	487,923
Deferred income taxes	45,877	37,386
Other current assets	49,340	40,399
Total current assets	1,203,171	1,088,525
PROPERTY AND EQUIPMENT – NET	378,303	352,001
GOODWILL – NET	478,869	404,654
INTANGIBLES – NET	226,577	95,037
OTHER ASSETS	9,398	11,038
	$ 2,296,318	$ 1,951,255
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short term borrowings	$ 21,989	$ —
Accounts payable	252,993	236,906
Accrued expenses	289,757	199,772
Income taxes payable	26,241	13,566
Total current liabilities	590,980	450,244
LONG-TERM DEBT	377,725	387,345
OTHER NON-CURRENT LIABILITIES	113	15,000
DEFERRED INCOME TAXES	33,709	37,314
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
MINORITY INTEREST	7,430	5,191
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, authorized shares – 50,000,000, issued shares – none	—	—
Common stock, $1 par value, authorized shares – 250,000,000,		
issued shares – 176,437,234	176,437	176,437
Capital in excess of par value	95,708	89,266
Retained earnings	2,283,692	2,077,737
Unearned compensation expense	(10,185)	(16,704)
Accumulated other comprehensive loss	(28,317)	(5,346)
	2,517,335	2,321,390
Common stock in treasury, at cost – 69,401,831 shares in 2002		
and 71,212,310 shares in 2001	(1,230,974)	(1,265,229)
Total stockholders' equity	1,286,361	1,056,161
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,296,318	$1,951,255

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

ALL DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER COMMON SHARE DATA	FISCAL YEARS ENDED December 28, 2002	December 29, 2001	December 30, 2000
NET SALES	$3,717,503	$3,448,522	$3,104,141
Cost of goods sold	2,097,868	2,021,272	1,870,269
GROSS PROFIT	1,619,635	1,427,250	1,233,872
Selling, general & administrative expenses	1,222,617	1,080,483	909,142
Restructuring charge	7,130	15,050	21,041
OPERATING INCOME	389,888	331,717	303,689
Other (expense) income – net	(2,318)	(3,511)	6,658
Interest expense – net	(25,124)	(28,117)	(21,917)
INCOME BEFORE PROVISION FOR INCOME TAXES	362,446	300,089	288,430
Provision for income taxes	131,281	108,032	103,835
NET INCOME	$ 231,165	$ 192,057	$ 184,595
NET INCOME PER COMMON SHARE:			
Basic	$ 2.19	$ 1.85	$ 1.73
Diluted	$ 2.16	$ 1.83	$ 1.72
DIVIDENDS PAID PER COMMON SHARE	$ .23	$ .23	$ .23

The accompanying notes to consolidated financial statements are an integral part of these statements.

	COMMON STOCK						TREASURY SHARES		
ALL DOLLAR AMOUNTS IN THOUSANDS	Number of Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Number of Shares	Amount	Total
BALANCE, JANUARY 1, 2000	176,437,234	$176,437	$80,257	$1,748,599	$ (3,263)	$(9,097)	62,997,154	$(1,090,764)	$ 902,169
Net income	—	—	—	184,595	—	—	—	—	184,595
Other comprehensive income (loss), net of tax:									
Translation adjustment	—	—	—	—	(3,625)	—	—	—	(3,625)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	(768)	—	—	—	(768)
Total comprehensive income									180,202
Exercise of stock options and related tax benefits	—	—	3,551	(4,517)	—	—	(1,318,188)	23,718	22,752
Cash dividends declared	—	—	—	(24,027)	—	—	—	—	(24,027)
Purchase of common stock	—	—	—	—	—	—	12,310,610	(247,670)	(247,670)
Issuance of common stock under restricted stock and employment agreements, net	—	—	—	(142)	—	1,462	29,224	(461)	859
BALANCE, DECEMBER 30, 2000	176,437,234	$176,437	$83,808	$1,904,508	$ (7,656)	(7,635)	74,018,800	$(1,315,177)	$ 834,285
Net income	—	—	—	192,057	—	—	—	—	192,057
Other comprehensive income (loss), net of tax:									
Translation adjustment	—	—	—	—	4,928	—	—	—	4,928
Gains (losses) on cash flow hedging derivatives	—	—	—	—	(250)	—	—	—	(250)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	(2,368)	—	—	—	(2,368)
Total comprehensive income									194,367
Exercise of stock options and related tax benefits	—	—	5,458	—	—	—	(2,363,076)	38,561	44,019
Cash dividends declared	—	—	—	(23,317)	—	—	—	—	(23,317)
Purchase of common stock	—	—	—	—	—	—	155,000	(2,854)	(2,854)
Issuance of common stock under restricted stock and employment agreements, net	—	—	—	4,489	—	(9,069)	(598,414)	14,241	9,661
BALANCE, DECEMBER 29, 2001	176,437,234	$176,437	$89,266	$2,077,737	$ (5,346)	$(16,704)	71,212,310	$(1,265,229)	$1,056,161

Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts (continued)

	COMMON STOCK						TREASURY SHARES		
ALL DOLLAR AMOUNTS IN THOUSANDS	Number of Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Number of Shares	Amount	Total
BALANCE, DECEMBER 29, 2001	176,437,234	$176,437	$89,266	$2,077,737	$ (5,346)	$(16,704)	71,212,310	$(1,265,229)	$1,056,161
Net income	—	—	—	231,165	—	—	—	—	231,165
Other comprehensive income (loss), net of tax:									
Translation adjustment	—	—	—	—	(19,496)	—	—	—	(19,496)
Gains (losses) on cash flow hedging derivatives	—	—	—	—	(5,859)	—	—	—	(5,859)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	2,384	—	—	—	2,384
Total comprehensive income									208,194
Exercise of stock options and related tax benefits	—	—	6,258	(1,211)	—	—	(1,784,524)	33,781	38,828
Cash dividends declared	—	—	—	(23,802)	—	—	—	—	(23,802)
Issuance of common stock under restricted stock and employment agreements, net	—	—	184	(197)	—	6,519	(25,955)	474	6,980
BALANCE, DECEMBER 28, 2002	176,437,234	$176,437	$95,708	$2,283,692	$(28,317)	$(10,185)	69,401,831	$(1,230,974)	$1,286,361

The accompanying notes to consolidated financial statements are an integral part of these statements.

	FISCAL YEARS ENDED		
ALL DOLLAR AMOUNTS IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$231,165	$192,057	$184,595
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization	96,395	101,491	77,033
Deferred income taxes	(9,209)	11,925	8,418
Non cash portion of restructuring charge	3,266	15,050	21,041
Other-net	14,210	13,442	4,410
Changes in current assets and liabilities,			
exclusive of acquisitions:			
(Increase) decrease in accounts receivable - trade, net	(1,126)	(44,957)	29,245
Decrease (increase) in inventories	49,120	37,535	(46,408)
(Increase) decrease in other current assets	(10,636)	10,813	16,811
Increase in accounts payable	10,606	13,249	9,834
Increase (decrease) in accrued expenses	24,976	(23,335)	(37,428)
Increase in income taxes payable	13,066	1,943	414
Net cash provided by operating activities	421,833	329,213	267,965
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment instruments	(90)	(83)	(14,654)
Disposals of investment instruments	—	—	14,573
Purchases of property and equipment	(80,020)	(82,236)	(66,711)
Purchases of trademarks and licenses	—	—	(3,683)
Payments for acquisitions, net of cash acquired	(206,264)	(274,142)	(55,178)
Payments for in-store merchandise shops	(8,851)	(24,718)	(21,381)
Other-net	(11,573)	(3,496)	(496)
Net cash used in investing activities	(306,798)	(384,675)	(147,530)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short term borrowings	17,199	—	—
Proceeds from Eurobond issue	—	309,619	—
Commercial paper - net	(65,162)	(191,492)	153,134
Proceeds from exercise of common stock options	32,570	39,193	19,201
Dividends paid	(23,802)	(23,317)	(24,027)
Purchase of common stock, net of put warrant premiums	—	(2,854)	(247,670)
Net cash (used in) provided by financing activities	(39,195)	131,149	(99,362)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	36,049	4,928	(3,625)
NET CHANGE IN CASH AND CASH EQUIVALENTS	111,889	80,615	17,448
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	127,635	47,020	29,572
CASH AND CASH EQUIVALENTS AT END OF YEAR	$239,524	$127,635	$ 47,020

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1: Significant Accounting Policies

Nature of Operations

Liz Claiborne Inc. is engaged primarily in the design and marketing of a broad range of apparel, accessories and fragrances.

Principles of Consolidation

The consolidated financial statements include the accounts of Liz Claiborne Inc. and its wholly-owned and majority-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates by their nature are based on judgments and available information. Therefore, actual results could differ from those estimates. It is possible such changes could occur in the near term.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable – trade, inventories, goodwill and other intangibles, accrued expenses and derivative instruments. In applying such policies, management must use some amounts that are based upon its informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

Revenue Recognition

Revenue within the Company's wholesale operations is recognized at the time title passes and merchandise has been shipped from the Company's distribution centers or contractors. Wholesale revenue is recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Discounts are based on trade terms. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Retail store revenues are recognized at the time of sale to consumers. Retail revenues are recorded net of returns. Licensing revenues are accrued at the contractually guaranteed minimum levels.

Accounts Receivable – Trade, Net

In the normal course of business, the Company extends credit to customers, which satisfy pre-defined credit criteria. Accounts Receivable - Trade, net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of unsaleable products as well as allowable customer markdowns and operational charge backs, net of expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable - Trade, net. These provisions result from divisional seasonal negotiations as well as historic deduction trends net of expected recoveries and the evaluation of current market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Inventories, Net

Inventories are stated at lower of cost (using the first-in, first-out method) or market. The Company continually evaluates the composition of its inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Market value of distressed inventory is valued based on historical sales trends for this category of inventory of the Company's individual product lines, the impact of market trends and economic conditions, and the value of current orders in-house relating to the future sales of this type of inventory. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Goodwill And Other Intangibles

In 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives are to no longer be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted SFAS No. 142 effective December 30, 2001. Trademarks that are owned are no longer amortized, as they have been deemed to have indefinite lives. Such trademarks are reviewed at least annually for potential value impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreements, which range from 5 to 15 years. Intangible merchandising rights are amortized over a period of four years.

The recoverability of the carrying values of all long-lived assets with definite lives is reevaluated when changes in circumstances indicate the assets' value may be impaired. Impairment testing is based on a review of forecasted operating cash flows and the profitability of the related business. For the three-year period ended December 28, 2002, there were no material adjustments to the carrying values of any long-lived assets resulting from these evaluations.

Accrued Expenses

Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees, and other outstanding Company obligations are assessed based on claims experience and statistical trends, open contractual obligations, and estimates based on projections and current requirements.

Derivative Instruments and Foreign Currency Risk Management Programs

As of December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in either income (loss) from continuing operations or Accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The impact on the Company's financial condition, results of operations and cash flows, upon the adoption of these pronouncements, was immaterial.

The Company uses foreign currency forward contracts and options for the specific purpose of hedging the exposure to variability in probable future cash flows associated with inventory purchases and sales collections from transactions associated primarily with the Company's European and Canadian entities and other specific activities and the swapping of variable interest rate debt for fixed rate debt in connection with the synthetic lease. These instruments are designated as cash flow hedges and, in accordance with SFAS No. 133, effective changes in fair value are included in Accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Amounts in Accumulated other comprehensive income (loss) are reclassified to current-period earnings when the hedged transaction affects earnings.

The Company hedges its net investment position in Euros. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in foreign currency translation adjustment, a component of Accumulated other comprehensive income (loss), to offset the change in the value of the net investment being hedged.

Occasionally, the Company purchases short-term foreign currency contracts and options outside of the cash flow hedging program to neutralize quarter-end balance sheet and other expected exposures. These derivative instruments do not qualify as cash flow hedges under SFAS No. 133 and are recorded at fair value with all gains or losses, which have not been significant, recognized in current period earnings immediately.

OTHER SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables and accounts payable approximates their carrying value due to their short-term maturities. The fair value of long-term debt instruments approximates the carrying value and is estimated based on the current rates offered to the Company for debt of similar maturities.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are classified as cash equivalents.

Marketable Securities

Investments are stated at market. The estimated fair value of the marketable securities is based on quoted prices in an active market. Gains and losses on investment transactions are determined using the specific identification method and are recognized in income based on settlement dates. Unrealized gains and losses on securities held for sale are included in Accumulated other comprehensive income (loss) until realized. Interest is recognized when earned. All marketable securities are considered available-for-sale.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Buildings and building improvements are depreciated using the straight-line method over their estimated useful lives of 20 to 39 years. Machinery and equipment and furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries have been translated at year-end exchange rates. Revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting translation adjustments have been included in Accumulated other comprehensive income (loss). Gains and losses on translation of intercompany loans with foreign subsidiaries of a long-term investment nature are also included in this component of stockholders' equity.

Cost of Goods Sold

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, import costs and provisions for shrinkage.

Advertising, Promotion and Marketing

All costs associated with advertising, promoting and marketing of Company products are expensed during the periods when the activities take place. Costs associated with cooperative advertising programs under which the Company, at its discretion, agrees to share costs, under negotiated contracts, of customers' advertising and promotional expenditures, are expensed when the related revenues are recognized. Advertising and promotion expenses were $119.8 million in 2002, $115.2 million in 2001 and $116.9 million in 2000. Marketing expenses, including in-store and other Company-sponsored activities, were $41.9 million in 2002, $40.5 million in 2001 and $36.5 million in 2000.

Shipping and handling costs

Shipping and handling costs are included as a component of Selling, General & Administrative Expenses in the Consolidated Statements of Income. In fiscal years 2002, 2001 and 2000 shipping and handling costs approximated $177.4 million, $170.4 million and $153.5 million, respectively.

Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

IN THOUSANDS EXCEPT FOR PER SHARE DATA	FISCAL YEAR ENDED December 28, 2002	December 29, 2001	December 30, 2000
NET INCOME:			
As reported	$231,165	$192,057	$184,595
Total stock-based employee compensation expense determined under fair value based method for all awards*, net of tax	16,786	13,336	9,314
Pro forma	$214,379	$178,721	$175,281
BASIC EARNINGS PER SHARE:			
As reported	$ 2.19	$ 1.85	$ 1.73
Pro forma	$ 2.03	$ 1.72	$ 1.64
DILUTED EARNINGS PER SHARE:			
As reported	$ 2.16	$ 1.83	$ 1.72
Pro forma	$ 2.02	$ 1.72	$ 1.64

*"All awards" refers to awards granted, modified, or settled in fiscal periods beginning after December 15, 1994 – that is, awards for which the fair value was required to be measured under SFAS No. 123

For this purpose, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yield of 0.8%, 0.9% and 1.1%, expected volatility of 39%, 46% and 40%, risk free interest rates of 2.7%, 4.4% and 5.0%, and expected lives of five years for all periods.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. The 2002, 2001 and 2000 fiscal years each reflected a 52-week period.

Cash Dividend and Common Stock Repurchase

On January 29, 2003, the Company's Board of Directors declared a quarterly cash dividend on the Company's common stock at the rate of $0.05625 per share, to be paid on March 17, 2003 to stockholders of record at the close of business on February 24, 2003. As of December 28, 2002, the Company has $218.3 million remaining in buyback authorization under its share repurchase program.

Prior Years' Reclassification

Certain items previously reported in specific captions in the accompanying financial statements and notes have been reclassified to conform to the current year's classifications.

NOTE 2: Acquisitions

On September 30, 2002, the Company acquired 100 percent of the equity interest of Ellen Tracy Inc., a privately held fashion apparel company, and its related companies (collectively, "Ellen Tracy") for a cash purchase price of approximately $175.6 million, including the assumption of debt. Ellen Tracy, designs, wholesales and markets women's sportswear. Based in New York City, Ellen Tracy sells its products predominantly to select specialty stores and upscale department stores at "bridge" price points which are somewhat higher than the Company's core better-priced businesses. Brands include Ellen Tracy, Linda Allard Ellen Tracy and Company Ellen Tracy. Ellen Tracy achieved net sales of approximately $171 million in 2001. The fair market value of assets acquired was $90.4 million (including $60.3 million of trademarks) and liabilities assumed were $44.1 million resulting in goodwill of approximately $129.3 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On July 9, 2002, the Company acquired 100 percent of the equity interest of Mexx Canada, Inc., a privately held fashion apparel and accessories company ("Mexx Canada"). Based in Montreal, Mexx Canada operates as a third party distributor (both at wholesale and through its own retail operations) in Canada for the Company's Mexx business and, in 2001, had sales of 83 million Canadian dollars (or approximately $54 million based on the exchange rate in effect during that period). The total purchase price consisted of: (a) an initial cash payment made at the closing date of $15.2 million; (b) a second payment to be made at the end of the first quarter 2003 based on business performance in 2002, currently expected to be approximately 27 million Canadian dollars (or $17 million based on the exchange rate as of December 28, 2002); and (c) a contingent payment equal to 28% of the equity value of Mexx Canada to be determined as a multiple of Mexx Canada's earnings and cash flow performance for the year ended 2004 or 2005. The selection of the measurement year for the contingent payment is at either party's option. The Company estimates that if the 2004 measurement year is selected, this payment will be in the range of approximately 35 – 45 million Canadian dollars (or $22 – 29 million based on the exchange rate as of December 28, 2002). The fair market value of assets acquired was $20.5 million and liabilities assumed were $17.7 million resulting in Goodwill of $29.6 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On May 23, 2001, the Company acquired 100 percent of the equity interest of Mexx Group B.V. ("Mexx"), a privately held fashion apparel company incorporated and existing under the laws of The Netherlands, for a purchase price consisting of: (a) 295 million Euros (or $255.1 million based on the exchange rate in effect on such date), in cash at closing (including the assumption of debt), and (b) a contingent payment equal to 28% of the equity value of Mexx to be determined as a multiple of Mexx's earnings and cash flow performance for the year ended 2003, 2004 or 2005. The selection of the measurement year for the contingent payment is at either party's option. The Company estimates that if the 2003 measurement year is selected, the contingent payment would be in the range of approximately 134 – 144 million Euros (or $140 – 150 million based on the exchange rate as of December 28, 2002). Mexx designs and markets a wide range of merchandise for women, men and children under the Mexx brand name. Mexx products are sold via wholesale and retail formats in more than 40 countries in Europe, the Asia-Pacific region, and the Middle East. The acquisition of Mexx, included in operating results from the acquisition date, was accounted for using the purchase method of accounting. The excess purchase price over fair market value of the underlying net assets acquired was $199.7 million. The purchase price includes an adjustment for transaction fees associated with the acquisition and the expenses associated with the closure of certain under-performing retail stores as well as the elimination of certain other duplicate support functions within the Mexx enterprise, which were decided prior to the consummation of the transaction. The aggregate of the above items amounts to $32.6 million. The fair market value of assets acquired was $179.2 million and liabilities assumed were $91.2 million.

The following unaudited pro forma information assumes the Mexx acquisition had occurred on January 2, 2000. The pro forma information, as presented below, is not indicative of the results that would have been obtained had the transaction occurred on January 2, 2000, nor is it indicative of the Company's future results.

	FISCAL YEAR ENDED		
DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA	December 28, 2002 Actual	December 29, 2001 Pro forma	December 30, 2000 Pro forma
Net sales	$3,717,503	$3,591,273	$3,456,863
Net income	231,165	180,297	177,063
Basic earnings per share	$ 2.19	$ 1.73	$ 1.66
Diluted earnings per share	$ 2.16	$ 1.72	$ 1.65

The above pro forma amounts reflect adjustments for interest expense from additional borrowings necessary to finance the acquisition and income tax effect based upon a pro forma effective tax rate of 36% in 2001 and 2000. The unaudited pro forma information gives effect only to adjustments described above and does not reflect management's estimate of any anticipated cost savings or other benefits as a result of the acquisition.

On July 26, 2000, the Company acquired the majority of the assets of the Monet Group ("Monet") for a total purchase price of $40.2 million. Monet is a leading designer and marketer of branded fashion jewelry sold through department stores, popular priced merchandisers and internationally under the Monet, Monet Pearl, Monet Signature, Monet2, Trifari and Marvella brands. Excess purchase price over fair market value of the underlying net assets was allocated to goodwill and property based on estimates of fair values. The fair value of assets acquired was $46.4 million and liabilities assumed were $16.0 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On June 8, 1999, the Company acquired 85.0 percent of the equity interest of Lucky Brand Dungarees, Inc. ("Lucky Brand"), whose core business consists of the Lucky Brand line of women's and men's denim-based sportswear. The acquisition was accounted for using the purchase method of accounting. The total purchase price consisted of a cash payment made at the closing date of approximately $85 million, and a payment to be made on March 31, 2003 of approximately $25 million. An additional payment of $12.7 million was made in 2000 for tax-related purchase price adjustments. Commencing in June 2004, the Company may elect to, or be required to, purchase the remaining equity interest of Lucky Brand at an amount equal to its then fair market value, or under certain circumstances at a 20% premium on such value. The Company estimates this payment would be in the range of approximately $32 – $45 million if the purchase occurred in 2004. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On February 12, 1999, the Company acquired 84.5 percent of the equity interest of Segrets, Inc., whose core business consists of the Sigrid Olsen women's apparel lines. In the fourth quarter of 1999, the Company purchased an approximately 3.0 percent additional equity interest. In November 2000, the Company increased its equity interest to 97.5 percent. Commencing in February 2004, the Company may elect to, or be required to, purchase the remaining equity interest at an amount equal to its then fair market value. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

The contingent payments related to the Mexx, Mexx Canada and Lucky Brand acquisitions will be accounted for as additional purchase price.

NOTE 3: Licensing Commitments

In June 2002, the Company consummated an exclusive license agreement with Kellwood Company ("Kellwood") under which Kellwood was granted the license to design, manufacture, market, sell and distribute men's dress shirts under the Claiborne label in North America commencing with the Spring 2003 selling season. The line, which is being produced by Kellwood's subsidiary, Smart Shirts Ltd., a global manufacturer of men's shirts, was previously produced and sold by the Company's Claiborne Men's division. Under the agreement, Kellwood is obligated to pay a royalty equal to a percentage of net sales of the Claiborne products. The initial term of the license runs through December 31, 2005; the licensee has options to renew for two additional 3-year periods if certain sales thresholds are met.

In August 1999, the Company consummated exclusive license agreements with Kenneth Cole Productions, Inc. ("KCP") to manufacture, design, market and distribute women's apparel products in North America under the trademarks "Kenneth Cole New York," "Reaction Kenneth Cole" and "Unlisted.com." The initial term of the license agreement runs through December 31, 2004. The Company has options to renew for three additional 5-year periods if certain sales thresholds are met. In December 2002, the Company consummated an exclusive license agreement with KCP to design, manufacture, market and distribute women's jewelry in the United States under the trademarks "Kenneth Cole New York" and "Reaction Kenneth Cole." The initial term of the license agreement runs through December 31, 2006. The Company has an option to renew for an additional two-year period if certain thresholds are met. Under each of these agreements, the Company is obligated to pay a royalty equal to a percentage of net sales of licensed products.

In July 1998, the Company consummated an exclusive license agreement with Candie's, Inc. to manufacture, market, distribute and sell a line of fragrances for men and women using "Candie's" marks and logos. Under the agreement, the Company is obligated to pay royalty equal to a percentage of net sales of the "Candie's®" products. The initial term of the license agreement runs through December 31, 2013, with an option to renew for an additional 10-year period if certain sales threshholds are met.

The Company has an exclusive license agreement with an affiliate of Donna Karan International, Inc. to design, produce, market and sell men's and women's sportswear, jeanswear and activewear products in the Western Hemisphere under the "DKNY® Jeans" and "DKNY® Active" marks and logos. Under the agreement, the Company is obligated to pay a royalty equal to a percentage of net sales of the "DKNY® Jeans" and "DKNY® Active" products. The initial term of the license agreement runs through December 31, 2012; the Company has an option to renew for an additional 15-year period if certain sales thresholds are met. The Company also has an additional exclusive license agreement to design, produce, market and sell in the Western Hemisphere a line of women's career and casual sportswear for the "better" market under the trademark City DKNY®. Under the agreement, the Company is obligated to pay a royalty equal to a percentage of net sales of the licensed products. The initial term of the license agreement runs through December 31, 2005; the Company has options to renew for two additional 5-year periods if certain sales thresholds are met.

Certain of the above licenses are subject to minimum guarantees totaling $158.6 million through 2013; there is no maximum limit on the license fee.

NOTE 4: Marketable Securities

In August 1999, the Company, in conjunction with the consummation of a license agreement with Kenneth Cole Productions, Inc. purchased one million shares of Kenneth Cole Productions, Inc. Class A stock for $29.0 million. In March 2000, a three-for-two stock split increased the number of shares owned by the Company to 1.5 million shares. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of December 28, 2002 and December 29, 2001, the marketable securities are considered available for sale and are recorded at fair market value with unrealized losses net of taxes reported as a component of Accumulated other comprehensive income (loss).

The following is a summary of available-for-sale marketable securities at December 28, 2002 and December 29, 2001:

		Gross Unrealized		
DECEMBER 28, 2002 (IN THOUSANDS)	Cost	Gains	Losses	Estimated Fair Value
Equity securities	$29,000	$2,590	$ —	$31,590
Other holdings	8,689	—	3,471	5,218
Total	$37,689	$2,590	$3,471	$36,808
		Gross Unrealized		
DECEMBER 29, 2001 (IN THOUSANDS)	Cost	Gains	Losses	Estimated Fair Value
Equity securities	$29,000	$ —	$2,705	$26,295
Other holdings	8,599	—	1,901	6,698
Total	$37,599	$ —	$4,606	$32,993

For 2002, 2001 and 2000, gross realized gains on sales of available-for-sale securities totaled $0, $0 and $10,044,000, respectively.

NOTE 5: Inventories, Net

Inventories are summarized as follows:

IN THOUSANDS	December 28, 2002	December 29, 2001
Raw materials	$ 26,069	$ 29,649
Work in process	5,824	7,061
Finished goods	429,261	451,213
	$461,154	$487,923

NOTE 6: Property and Equipment, Net

Property and equipment consisted of the following:

IN THOUSANDS	December 28, 2002	December 29, 2001
Land and buildings	$140,311	$144,299
Machinery and equipment	313,161	303,388
Furniture and fixtures	122,815	98,100
Leasehold improvements	235,859	198,446
	812,146	744,233
Less: Accumulated depreciation and amortization	433,843	392,232
	$378,303	$352,001

Depreciation and amortization expense of property and equipment was $70.6 million, $61.9 million and $51.7 million for fiscal years 2002, 2001 and 2000, respectively.

NOTE 7: Goodwill and Intangibles, Net

The Company adopted the provisions of SFAS No. 142 effective December 30, 2001. As required under SFAS No. 142, the Company completed its transitional impairment tests as of December 29, 2001 and its annual impairment test as of the first day of the third quarter of fiscal 2002. No impairment was recognized.

The following tables disclose the carrying value of all the intangible assets:

	DECEMBER 28, 2002			DECEMBER 29, 2001			
IN THOUSANDS	Gross Carrying Amount	Accum. Amort.	Net	Gross Carrying Amount	Accum. Amort.	Net	Estimated Lives
AMORTIZED INTANGIBLE ASSETS:							
Licensed trademarks	$ 42,849	$(10,184)	$ 32,665	$ 42,849	$ (5,530)	$37,319	5-15 years
Merchandising rights	73,920	(42,064)	31,856	85,309	(40,731)	44,578	4 years
Total	$116,769	$(52,248)	$ 64,521	$128,158	$(46,261)	$81,897	
UNAMORTIZED INTANGIBLE ASSETS:							
Owned trademarks			$162,056			$13,140	
Total			$226,577			$95,037	

Intangible amortization expense for 2002, 2001 and 2000 amounted to $22.8 million, $20.8 million and $21.4 million, respectively.

The estimated intangible amortization expense for the next five years is as follows:

FISCAL YEAR	(IN MILLIONS) Amortization Expense
2003	$18.7
2004	14.1
2005	7.6
2006	3.1
2007	2.4

The changes in carrying amount of goodwill for the twelve months ended December 28, 2002 are as follows:

IN THOUSANDS	Wholesale Apparel	Wholesale Non-Apparel	Total
Balance December 29, 2001	$366,797	$37,857	$404,654
Acquisition of Mexx Canada*	29,587	—	29,587
Acquisition of Ellen Tracy*	129,285	—	129,285
Acquisition of Mexx Austria	655	—	655
Finalization of purchase price allocation	(6,696)	—	(6,696)
Additional purchase price of Lucky Brand Dungarees	10,000	—	10,000
Reclassification to Trademarks	(60,578)	(28,038)	(88,616)
Balance December 28, 2002	$469,050	$ 9,819	$478,869

* Pending finalization of purchase price allocation.

There is no goodwill recorded in the Company's retail segment.

The following pro forma information presents the impact on net income and earnings per share had SFAS No. 142 been effective for the twelve months ended December 29, 2001 and December 30, 2000:

	TWELVE MONTHS ENDED		
IN THOUSANDS EXCEPT PER SHARE DATA	December 28, 2002 Actual	December 29, 2001 Pro forma	December 30, 2000 Pro forma
Net income, as reported	$231,165	$192,057	$184,595
Discontinued amortization of goodwill and intangibles, net of tax	—	10,503	5,809
Net income, adjusted	231,165	202,560	190,404
Basic earnings per share, as reported	2.19	1.85	1.73
Discontinued amortization of goodwill and intangibles, net of tax	—	0.10	0.05
Basic earnings per share, adjusted	2.19	1.95	1.78
Diluted earnings per share, as reported	2.16	1.83	1.72
Discontinued amortization of goodwill and intangibles, net of tax	—	0.10	0.05
Diluted earnings per share, adjusted	$ 2.16	$ 1.93	$ 1.77

NOTE 8: Accrued Expenses

Accrued expenses consisted of the following:

IN THOUSANDS	December 28, 2002	December 29, 2001
Payroll and bonuses	$ 64,018	$ 37,406
Taxes, other than taxes on income	12,210	5,053
Employee benefits	51,595	44,208
Advertising	25,049	16,367
Restructuring reserve	11,377	15,748
Additional purchase price payments	42,214	—
Other	83,294	80,990
	$289,757	$199,772

NOTE 9: Income Taxes

The provisions for income taxes are as follows:

	FISCAL YEAR ENDED		
IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
CURRENT:			
Federal	$ 107,157	$ 89,237	$ 78,396
Foreign	18,663	10,131	5,708
State & local	15,600	10,800	10,750
Total Current	$ 141,420	$110,168	$ 94,854
DEFERRED:			
Federal	$ (7,644)	$ 10,899	$ 7,974
Foreign	(4,304)	(14,155)	158
State & local	1,809	1,120	849
Total Deferred	(10,139)	(2,136)	8,981
	$ 131,281	$108,032	$103,835

Liz Claiborne Inc. and its U.S. subsidiaries file a consolidated federal income tax return. Deferred income tax benefits and deferred income taxes represent the tax effects of revenues, costs and expenses which are recognized for tax purposes in different periods from those used for financial statement purposes. The current income tax provisions exclude approximately $5,916,000 in 2002, $4,511,000 in 2001 and $3,551,000 in 2000 arising from the tax benefits related to the exercise of nonqualified stock options. These amounts have been credited to capital in excess of par value. In addition, the current income tax provision does not reflect the deferred tax liability from the Company's acquisition of Mexx of approximately $475,000 and the valuation allowance against the net operating loss carryforwards acquired as part of the acquisition of Mexx.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	FISCAL YEAR ENDED		
	December 28, 2002	December 29, 2001	December 30, 2000
Federal tax provision at statutory rate	35.0%	35.0%	35.0%
State and local income taxes,			
net of federal benefit	2.8	2.3	2.4
Other-net	(1.6)	(1.3)	(1.4)
	36.2%	36.0%	36.0%

The components of net deferred taxes arising from temporary differences as of December 28, 2002 and December 29, 2001 are as follows:

	DECEMBER 28, 2002		DECEMBER 29, 2001	
IN THOUSANDS	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Inventory valuation	$ 8,356	$ —	$10,236	$ —
Unremitted earnings from foreign				
subsidiaries	—	—	—	16,419
Restructuring charge	10,854	—	10,593	—
Deferred compensation	—	10,414	—	10,207
Nondeductible accruals	13,110	—	14,867	—
Unrealized investment losses	3,612	—	2,624	—
Net operating loss carryforwards	15,806	—	13,286	—
Valuation allowance	(6,035)	—	(5,829)	—
Depreciation	—	2,384	2,582	—
Other-net	174	20,911	(10,973)	10,688
	$45,877	$33,709	$37,386	$37,314

As of December 28, 2002, Mexx had net operating loss carryforwards of approximately $45,162,000, (that begins to expire in 2005), available to reduce future foreign taxable income. A deferred tax asset has been established; however, a valuation allowance of $6,035,000 has reduced the deferred tax assets because it is more likely than not that certain of these assets will not be used to reduce future tax payments. The valuation allowance increased $0.2 million from the prior year, as management now believes that it is more likely than not that certain deferred tax assets will not be used to reduce future tax payments.

As of December 29, 2001, Mexx had net operating loss carryforwards of approximately $37,844,000 (that begin to expire in 2005) available to reduce future foreign taxable income. A deferred tax asset has been established; however, a valuation allowance of $5,829,000 has reduced the deferred tax assets because it is more likely than not that certain of these assets will not be used to reduce future tax payments.

The Company has provided Federal income taxes on unremitted earnings from its international subsidiaries that may be remitted back to the United States. Federal income taxes were not provided on unremitted earnings expected to be permanently reinvested internationally of approximately $8.0 million.

NOTE 10: Commitments, Contingencies and Other Matters

The Company leases office, showroom, warehouse/distribution and retail space and computers and other equipment under various noncancelable operating lease agreements which expire through 2023. Rental expense for 2002, 2001 and 2000 was approximately $124,610,000, $100,748,000 and $71,523,000 respectively. The above rental expense amounts exclude associated costs such as real estate taxes and common area maintenance.

At December 28, 2002, the minimum aggregate rental commitments are as follows:

Fiscal Year	(IN THOUSANDS) Operating Leases		Fiscal Year	(IN THOUSANDS) Operating Leases
2003	$112,526		2006	$ 84,305
2004	102,137		2007	74,728
2005	91,388		Thereafter	295,708

Certain rental commitments have renewal options extending through the fiscal year 2031. Some of these renewals are subject to adjustments in future periods. Many of the leases call for additional charges, some of which are based upon various escalations, and, in the case of retail leases, the gross sales of the individual stores above base levels.

At December 28, 2002 and December 29, 2001, the Company had entered into short-term commitments for the purchase of raw materials and for the production of finished goods totaling approximately $594,024,000 and $506,328,000, respectively.

In the normal course of business, the Company extends credit, on open account, to its retail customers, after a credit analysis is performed based on a number of financial and other criteria. Federated Department Stores, May Department Stores and Dillard's Department Stores accounted for approximately 16%, 12% and 11%, respectively, of wholesale net sales in 2002, 17%, 13% and 11%, respectively, of wholesale net sales in 2001 and 18%, 14% and 16%, respectively, of wholesale net sales in 2000. The Company does not believe that this concentration of sales and credit risk represents a material risk of loss with respect to its financial position as of December 28, 2002.

In the United States and Canada, the Company is bound by collective bargaining agreements with the Union of Needletrades, Industrial and Textile Employees (UNITE) and agreements with various related locals. These agreements covering approximately 1,790 of the Company's full-time employees and expire on May 31, 2003 and it is anticipated that they will be renegotiated for an additional three-year term. In addition, the Company is also currently bound by a Jobbers Agreement with UNITE which expires on May 31, 2003. Most of the UNITE-represented employees are employed in warehouse and distribution facilities the Company operates in California, New Jersey, Ohio and Pennsylvania. In addition, the Company is bound by an agreement with the Industrial Professional & Technical Workers International Union, covering approximately 158 of its full-time employees at its Santa Fe Springs, California facility and expiring on May 14, 2005.

The Company considers its relations with its employees to be satisfactory and to date has not experienced any interruption of its operations due to labor disputes. While relations with the union have historically been amicable, the Company cannot conclusively eliminate the likelihood of a labor dispute at one or more of its facilities during negotiations of its collective bargaining agreements with UNITE and its related locals. While the Company does not foresee the likelihood of a prolonged labor dispute, any substantial labor disruption could adversely affect its operations.

On May 22, 2001, the Company entered into an off-balance sheet financing arrangement (commonly referred to as a "synthetic lease") to acquire various land and equipment and construct buildings and real property improvements associated with warehouse and distribution facilities in Ohio and Rhode Island. Each facility has a lease term of five years, with renewal subject to the consent of the lessor. The lessor under the operating lease arrangements is an independent third-party limited partnership, which has contributed equity in excess of 3.5% of the total value of the estimated aggregate cost to complete these facilities. The cost to complete these facilities was $63.7 million. The leases include guarantees by the Company for a substantial portion of the financing and options to purchase the facilities at original cost; the maximum guarantee is approximately $54 million. The guarantee becomes effective if the Company declines to purchase the facilities at the end of the lease and the lessor is unable to sell the property at a price equal to or greater than the original cost. The Company selected this financing arrangement to take advantage of the favorable financing rates such an arrangement afforded as opposed to the rates available under alternative real estate financing options. The lessor financed the acquisition of the facilities through funding provided by third-party financial institutions. The lessor has no affiliation or relationship with the Company or any of its employees, directors or affiliates, and the Company's transactions with the lessor are limited to the operating lease agreements and the associated rent expense that will be included in Selling, general & administrative expense in the Consolidated Statements of Income.

See Note 2 of Notes to Consolidated Financial Statements for information regarding contingent payments related to acquisitions made by the Company.

The Company is a party to several pending legal proceedings and claims. Although the outcome of such actions cannot be determined with certainty, management is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position (see Note 24 of Notes to Consolidated Financial Statements).

NOTE 11: Debt and Lines of Credit

On May 22, 2001, the Company entered into a 350 million Euro (or $302.9 million based on the exchange rate in effect on such date) 180-day unsecured credit facility (the "Bridge Loan") from Citicorp North America, Inc. and Chase Manhattan Bank. The Bridge Loan had two borrowing options, an "Alternative Base Rate" option and a Eurodollar rate option, each as defined in the Bridge Loan. The proceeds of the Bridge Loan were primarily used to finance the Company's acquisition of Mexx on May 23, 2001 (see Note 2 of Notes to Consolidated Financial Statements).

On August 7, 2001, the Company issued 350 million Euros (or $307.2 million based on the exchange rate in effect on such date), of 6.625% notes due in 2006 (the "Eurobonds"). The Eurobonds are listed on the Luxembourg Stock Exchange and received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services. The net proceeds of the issuance were primarily used to repay the outstanding balance of the Bridge Loan, which expired on November 16, 2001. Interest on the Eurobonds is being paid on an annual basis until maturity. As of December 28, 2002 and December 29, 2001, the balance outstanding of these bonds was 350 million Euros ($365.2 million at the exchange rate in effect on December 28, 2002). These bonds are designated as a hedge of the Company's net investment in Mexx (see Note 2 of Notes to Consolidated Financial Statements). As of December 28, 2002, Accumulated other comprehensive income (loss) reflects approximately $55 million in unrealized exchange rate losses related to these bonds.

On November 15, 2001, the Company received a $500 million 364-day unsecured financing commitment under a bank revolving credit facility, replacing the expiring $500 million 364-day unsecured credit facility. This bank facility included a $50 million multicurrency revolving credit line. This facility and the Company's $250 million bank facility (collectively, the "Agreement"), which were scheduled to mature in November 2002 and November 2003, respectively, received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services, and were used as a liquidity facility to support the issuance of A2/P2 rated commercial paper. The Agreement had two borrowing options, an "Alternative Base Rate" option, as defined in the Agreement, and a Eurodollar rate option with a spread based on the Company's long-term credit rating.

On October 21, 2002, the Company received a $375 million, 364-day unsecured financing commitment under a bank revolving credit facility, replacing the $500 million, 364-day unsecured credit facility scheduled to mature in November 2002, and a $375 million, three-year bank revolving credit facility, replacing the existing $250 million bank facility which was scheduled to mature in November 2003. The three-year facility includes a $75 million multi-currency revolving credit line which permits the Company to borrow in U.S. dollars, Canadian dollars and Euros. Repayment of outstanding balances of the 364-day facility can be extended for one year after the maturity date. The Agreement has two borrowing options, an "Alternative Base Rate" option, as defined in the Agreement, and a Eurocurrency rate option with a spread based on the Company's long-term credit rating. The Agreement contains certain customary covenants, including financial covenants requiring the Company to maintain specified debt leverage and fixed charge coverage ratios, and covenants restricting the Company's ability to, among other things, incur indebtedness, grant liens, make investments and acquisitions, and sell assets. The Company believes it is in compliance with such covenants. The Agreement may be directly drawn upon, or used, to support the Company's $750 million commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. The Company's ability to obtain funding through its commercial paper program is subject to, among other things, the Company maintaining an investment-grade credit rating. At December 28, 2002, the Company had approximately $12.6 million of borrowings denominated in Euro at an interest rate of 3.6%. The carrying amount of the Company's borrowings under the commercial paper program approximate fair value because the interest rates are based on floating rates, which are determined by prevailing market rates. The borrowings under the Agreement are classified as long-term debt as of December 28, 2002 as the Company intends to refinance such obligations on a long-term basis and believes it is able to do so.

As of December 28, 2002, the Company had lines of credit aggregating $469 million, which were primarily available to cover trade letters of credit. At December 28, 2002 and December 29, 2001, the Company had outstanding trade letters of credit of $291 million and $228 million, respectively. These letters of credit, which have terms ranging from one to ten months, primarily collateralize the Company's obligations to third parties for the purchase of inventory.

Substantially all of the Company's debt will mature in 2003 with the exception of the $365.2 million in Eurobonds which mature in 2006.

NOTE 12: Derivative Instruments and Foreign Currency Risk Management Programs

At December 28, 2002, the Company had entered into various Euro currency collars with a net notional amount of $80.0 million, maturity dates from January 2003 through December 2003 and values ranging between 0.9800 and 1.1000 U.S. dollar per Euro as compared to $55 million at December 29, 2001. At December 28, 2002, the Company had forward contracts maturing through December 2003 to sell 58.5 million Euros. The notional value of the foreign exchange forward contracts was approximately $61.0 million at December 28, 2002, as compared with approximately $34.6 million at December 29, 2001. Unrealized (losses) gains for outstanding foreign exchange forward contracts and currency options were approximately ($5.2) million at December 28, 2002 and approximately $400,000 at December 29, 2001.

In connection with the variable rate financing under the synthetic lease agreement, the Company has entered into two interest rate swap agreements with an aggregate notional amount of $40.0 million that began in January 2003 and will terminate in May 2006, in order to fix the interest component of rent expense at a rate of 5.56%. The Company has entered into this arrangement to provide protection against potential future interest rate increases. The change in fair value of the effective portion of the interest rate swap is recorded as a component of Accumulated other comprehensive income (loss) since these swaps are designated as cash flow hedges. The ineffective portion of these swaps will be recognized in earnings.

NOTE 13: Restructuring Charges

In December 2002, the Company recorded a net restructuring charge of $7.1 million (pretax), representing a charge of $9.9 million in connection with the closure of all 22 domestic LIZ CLAIBORNE brand specialty stores, offset by $2.8 million reversal of liabilities recorded in connection with the December 2001 restructuring that are no longer required. This determination to close the stores is intended to eliminate redundancy between this retail format and the wide department store base in which LIZ CLAIBORNE products are available. The $9.9 million charge includes costs associated with lease obligations ($5.4 million), asset write-offs ($3.3 million) and other store closing costs ($1.2 million); of these amounts, approximately $6.6 million is expected to be paid out in cash. The remaining balance of the 2002 restructuring liability as of December 28, 2002 was $11.4 million. The Company expects that these activities will be substantially complete by December 2003.

In December 2001, the Company recorded a net restructuring charge of $15.1 million (pretax), representing a charge of $19.0 million, which consisted of approximately $4.6 million for the closure of seven Specialty Retail stores, due to a shift to a vertical format for one of the Company's brands which requires positioning in different locations and the elimination of its large "world" store concept, and five Outlet stores, due to the elimination of two of its branded store formats; $3.5 million for the closure of four of its division offices; $3.3 million associated with the strategic closure of two specific facilities and $7.6 million in severance related costs associated with the elimination of approximately 600 jobs, offset by the $3.9 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 2000. The remaining balance of the restructuring liability as of December 29, 2001 was $15.7 million. These activities were substantially complete as of December 28, 2002.

In September 2000, the Company recorded a net restructuring charge of $5.4 million (pretax), representing a charge of $6.5 million, principally to cover the closure of eight under-performing Specialty Retail stores in formats that no longer fit into its retail strategy, the closure of one of its recently acquired divisional offices, and severance related costs, offset by the $1.1 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 1998.

In December 2000, the Company recorded a restructuring charge of $15.6 million (pretax) to further maximize business segment synergies. This charge consisted of $10.6 million for operating and administrative costs associated with the elimination of nearly 270 jobs and $5.0 million for real estate consolidations. Significant items included in the charge are estimated contract termination costs, severance and related benefits for staff reductions, estimated occupancy costs and asset writedowns. Asset writedowns of $2.4 million consisted principally of showrooms and administrative offices deemed no longer necessary in the Company's Wholesale Apparel segment. These restructuring activities were substantially completed as of December 29, 2001. The fiscal 2000 restructuring charges reduced net income by $13.5 million, or $0.13 per common share.

A summary of the changes in the restructuring reserves is as follows:

IN MILLIONS	Store Closure Costs	Operating and Administrative Exit Costs	Estimated Occupancy Costs and Asset Write Downs	Total
BALANCE AT JANUARY 1, 2000	$ 5.1	$ —	$ —	$ 5.1
2000 provision	5.4	11.8	5.0	22.2
2000 spending	(3.9)	(0.4)	(2.4)	(6.7)
2000 reserve reduction	(1.1)	—	—	(1.1)
BALANCE AT DECEMBER 30, 2000	$ 5.5	$ 11.4	$ 2.6	$ 19.5
2001 provision	4.6	7.6	6.8	19.0
2001 spending	(2.1)	(9.7)	(7.1)	(18.9)
2001 reserve reduction	(2.4)	(1.5)	—	(3.9)
BALANCE AT DECEMBER 29, 2001	$ 5.6	$ 7.8	$ 2.3	$ 15.7
2002 provision	9.9	—	—	9.9
Reclassification	(2.1)	—	2.1	—
2002 spending	(3.5)	(6.3)	(1.6)	(11.4)
2002 reserve reduction	(2.1)	(0.4)	(0.3)	(2.8)
BALANCE AT DECEMBER 28, 2002	$ 7.8	$ 1.1	$ 2.5	$ 11.4

NOTE 14: Other (Expense) Income - Net

Other (expense) income - net consists of the following:

	FISCAL YEAR ENDED		
IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
Investment gain	$ —	$ —	$8,760
Minority interest	(3,789)	(3,645)	(2,218)
Other	1,471	134	116
	$(2,318)	$(3,511)	$6,658

NOTE 15: Stock Plans

In March 1992, March 2000 and March 2002, the Company adopted the "1992 Plan," the "2000 Plan" and the "2002 Plan," respectively, under which nonqualified options to acquire shares of common stock may be granted to officers, other key employees, consultants and, in the case of the 1992 and 2000 plans, outside directors selected by the Company's Compensation Committee ("the committee"). Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously acquired shares of Company common stock or any other method approved by the committee. Stock appreciation rights may be granted in connection with all or any part of any option granted under the plans, and may also be granted without a grant of a stock option. The grantee of a stock appreciation right has the right, with the consent of the committee, to receive either in cash or in shares of common stock, an amount equal to the appreciation in the fair market value of the covered shares from the date of grant to the date of exercise. Options and rights are exercisable over a period of time designated by the committee and are subject to such other terms and conditions as the committee determines. Vesting schedules will be accelerated upon a change of control of the Company. Options and rights may generally not be transferred during the lifetime of a holder.

Awards under the 2000 and 2002 Plans may also be made in the form of incentive stock options, dividend equivalent rights, restricted stock, unrestricted stock and performance shares. Exercise prices for awards under the 2000 and 2002 Plans are determined by the committee; to date, all stock options have been granted at an exercise price not less than the quoted market value of the underlying shares on the date of grant.

The 2000 Plan provides for the issuance of up to 10,000,000 shares of common stock with respect to options, stock appreciation rights and other awards granted under the 2000 Plan. At December 28, 2002, there were available for future grant 2,523,898 shares under the 2000 Plan. The 2000 Plan expires in 2010. Upon shareholder approval of the 2000 Plan in May 2000, the Company ceased issuing grants under the 1992 Plan; awards made thereunder prior to its termination remain in effect in accordance with their terms.

The 2002 Plan provides for the issuance of up to 9,000,000 shares of common stock with respect to options, stock appreciation rights and other awards granted under the 2002 Plan. As of December 28, 2002 no awards had been made under the 2002 Plan. The 2002 plan expires in 2012.

Since January 1990, the Company has delivered treasury shares upon the exercise of stock options. The difference between the cost of the treasury shares, on a first-in, first-out basis, and the exercise price of the options has been reflected in stockholders' equity. If the exercise price of the options is higher than the cost of the treasury shares, the amount is reflected in capital in excess of par value. If the exercise price of the options is lower than the cost of the treasury shares, the amount is reflected in retained earnings.

Changes in common shares under option for the three fiscal years in the period ended December 28, 2002 are summarized as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
BEGINNING OF YEAR	7,584,482	$20.10	7,228,550	$18.23	5,668,942	$17.38
Granted	3,266,175	26.21	3,851,000	22.08	3,762,400	18.47
Exercised	(1,784,524)	18.25	(2,363,076)	18.20	(1,318,188)	14.57
Cancelled	(358,776)	22.25	(1,131,992)	18.90	(884,604)	19.28
END OF YEAR	8,707,357	$23.00	7,584,482	$20.10	7,228,550	$18.23
EXERCISABLE AT END OF YEAR	1,657,582	$19.95	1,179,594	$18.73	1,711,674	$18.46
WEIGHTED AVERAGE FAIR VALUE OF						
OPTIONS GRANTED DURING THE YEAR		$ 9.50		$ 9.49		$ 7.21

The following table summarizes information about options outstanding at December 28, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	Outstanding at Dec. 28, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable at Dec. 28, 2002	Weighted Average Exercise Price
$8.50 - $17.50	207,065	6.0 years	$16.25	200,065	$16.24
17.51 - 22.50	4,869,467	7.4 years	20.74	1,397,317	20.25
22.51 - 35.50	3,630,825	8.9 years	26.42	60,200	25.45
$8.50 - $35.50	8,707,357	8.0 years	$23.00	1,657,582	$19.95

In January 2001 and May 2001, the committee granted 84,966 shares of restricted stock issued under the 2000 Plan; these shares are subject to restrictions on transfer and risk of forfeiture until earned by continued service and vest as follows: 20% on each of the third, fourth and fifth grant date anniversary, and the remaining 40% on the sixth grant date anniversary, with acceleration of vesting upon the achievement of certain financial and non-financial goals. The unearned compensation is being amortized over a period equal to the anticipated vesting period.

In January 2001, the committee authorized the grant of 1,034,000 shares of common stock to a group of key executives. As of December 28, 2002, 733,000 of these shares remained outstanding. These shares are subject to restrictions on transfer and subject to risk of forfeiture until earned by continued employment. The restrictions expire in January 2007. The expiration of restrictions may be accelerated if the total return on the Company's common stock exceeds that of a predetermined group of competitors or upon the occurrence of certain other events. The unearned compensation is being amortized over a period equal to the anticipated vesting period.

In 1998, the committee granted 733,300 shares of common stock to a group of key executives. As of December 28, 2002, 67,918 of these shares remained outstanding. These shares are subject to restrictions on transfer and subject to risk of forfeiture until earned by continued employment. The restrictions expire on July 6, 2007. Given that the total return on the Company's common stock exceeded that of a predetermined group of competitors for the period of January 1, 1998 through March 1, 2001, the expiration of the restrictions on 80% of such shares was accelerated as of March 1, 2001. During the first quarter of 2001, the Company recorded a charge to operating income of approximately $5 million as compensation expense to reflect such accelerations. The shares that did not vest on an accelerated basis remain restricted; the expiration of restrictions may be accelerated if the total return of the Company's common stock exceeds that of a predetermined group of competitors or upon the occurrence of certain other events. The unearned compensation on such unvested shares is being amortized over a period equal to the anticipated vesting period.

The Company's outside directors' stock ownership plan provides non-employee directors, as part of their annual retainer, shares of common stock with a value of $15,000 on the first business day of each fiscal year. The shares so issued are nontransferable for a period of three years following the grant date, subject to certain exceptions. In 2002, 5,279 shares of common stock were issued under this plan. This plan also provides each non-employee director a grant of options to purchase 2,000 shares of common stock on the first business day of each fiscal year. Not more than one half of one percent (0.50%) of the shares of common stock outstanding from time to time may be issued under the plan, which will expire in ten years. Additionally, effective July 2000, each non-employee director is entitled to receive on the first business day of each fiscal year a grant of options to purchase 4,000 shares under the 2000 Plan.

NOTE 16: Profit-Sharing Retirement, Savings and Deferred Compensation Plans

The Company maintains a qualified defined contribution plan (the "401(k)/Profit Sharing Plan") for eligible U.S. employees of the Company and adopting affiliates, which has two component parts: a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and a profit sharing portion. To be eligible to participate in either portion of the 401(k)/Profit Sharing Plan, employees must be at least age 21 and not covered by a collective bargaining agreement; there are additional eligibility and vesting rules for each of the 401(k)/Profit Sharing Plan components. As of January 1, 2002, full-time employees may begin to make pre-tax contributions and receive employer matching contributions to the 401(k) portion of the 401(k)/Profit Sharing Plan after six months of employment with the Company, while part-time employees must complete a 12-month period in which they are credited with 1,000 hours of service. To be eligible for the profit sharing component, an employee must have 12 months and 1,000 hours of service and a participant must be credited with 1000 hours of service during, and be employed by the Company or one of its affiliates on the last day of, the calendar year to share in the profit sharing contribution for that year.

Company 401(k) matching contributions vest (i.e., become non-forfeitable) on a schedule of 20% for the first two years of elapsed service with the Company and its affiliates and 20% for each year of service thereafter. Profit sharing contributions, if any, are made annually at the discretion of the Board of Directors, and vest 100% after five years of elapsed service.

Under the 401(k) portion of the 401(k)/Profit Sharing Plan, participants may, subject to applicable IRS limitations, contribute from 1% to 15%, (effective January 1, 2003, 1% to 50%), of their salaries on a pretax basis; the 401(k)/Profit Sharing Plan provides for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the 401(k) portion of the 401(k)/Profit Sharing Plan, unless the employee elects otherwise. Participants' pretax contributions are matched at the rate of $0.50 for each dollar contributed by the participant that does not exceed 6% of eligible compensation.

The Company's aggregate 401(k)/Profit Sharing Plan contribution expense for 2002, 2001 and 2000, which is included in Selling, general and administrative expenses, was approximately $9,789,000, $7,731,000 and $6,888,000, respectively.

The Company has a non-qualified supplemental retirement plan for certain highly compensated employees whose benefits under the 401(k)/Profit Sharing Plan are expected to be constrained by the operation of certain Internal Revenue Code limitations. The supplemental plan provides a benefit equal to the difference between the contribution that would be made for an executive under the tax-qualified plan absent such limitations and the actual contribution under that plan. The supplemental plan also allows certain highly compensated employees to defer up to 15% (effective January 1, 2003, up to 50%) of their base salary and up to 100% of their annual bonus. Supplemental benefits attributable to participant deferrals are fully vested at all times and the balance of a participant's benefits vests on the same basis as the matching contribution under the 401(k)/Profit Sharing Plan. This supplemental plan is not funded. As of January 1, 2002, the Company established an irrevocable "rabbi" trust to which the Company plans to make contributions to provide a source of funds to assist in meeting its obligations under the plan. The principal of the trust, and earnings thereon, are to be used exclusively for the participants under the plan, subject to the claims of the Company's general creditors. The

Company's expenses (recoveries) related to these plans, which are included in Selling, general and administrative expenses, were approximately $502,000, $13,000 and ($224,000) in 2002, 2001 and 2000, respectively.

The Company has established an unfunded deferred compensation arrangement for a senior executive which accrues over an eight year period as of the first day of each fiscal year beginning in 1996, based on an amount equal to 15% of the sum of the senior executive's base salary and bonus. The accrued amount plus earnings will become fully vested on January 1, 2005, provided the senior executive is the Chairman of the Board and Chief Executive Officer of the Company on such date. This arrangement also provides for the deferral of an amount equal to the portion of the executive's base salary that exceeds $1 million. The deferred amount plus earnings will be fully vested at all times.

NOTE 17: Stockholder Rights Plan

In December 1998, the Company adopted a new Stockholder Rights Plan to replace the then expiring plan originally adopted in December 1988. Under the new Plan, one preferred stock purchase right is attached to each share of common stock outstanding. The rights are nominally exercisable under certain circumstances, to buy 1/100 share of a newly created Series A Junior Participating Preferred Stock for $150. If any person or group (referred to as an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's common stock (20% or more in the case of certain acquisitions by institutional investors), each right, other than rights held by the Acquiring Person which become void, will become exercisable for common stock having a market value of twice the exercise price of the right. If anyone becomes an Acquiring Person and afterwards the Company or 50% or more of its assets is acquired in a merger, sale or other business combination, each right (other than voided rights) will become exercisable for common stock of the acquirer having a market value of twice the exercise price of the right. The rights, which expire on December 21, 2008 and do not have voting rights, may be amended by the Company's Board of Directors and redeemed by the Company at $0.01 per right at any time before any person or group becomes an Acquiring Person.

NOTE 18: Earnings per Common Share

The following is an analysis of the differences between basic and diluted earnings per common share in accordance with SFAS No. 128 "Earnings per Share."

	FISCAL YEAR ENDED		
IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
Net income	$231,165	$192,057	$184,595
Weighted average common shares outstanding	105,592	103,994	106,813
EFFECT OF DILUTIVE SECURITIES:			
Stock options and restricted stock grants	1,604	1,057	682
Weighted average common shares and common share equivalents	107,196	105,051	107,495

NOTE 19: Consolidated Statements of Cash Flows Supplementary Disclosures

During fiscal 2002, 2001 and 2000, the Company made income tax payments of approximately $109,536,000, $83,851,000 and $94,742,000, respectively. The Company made interest payments of approximately $23,939,000, $15,093,000 and $20,438,000 in 2002, 2001 and 2000, respectively. Other non-cash activities in the twelve months ended December 28, 2002 include reclassification of $15.0 million from Other Non-Current Liabilities to Accrued expenses and a $27.2 million liability included in Accrued expenses associated with a future payment related to the Lucky Brand Dungarees, Inc. and Mexx Canada acquisitions.

NOTE 20: Segment Reporting

The Company operates the following business segments: Wholesale Apparel, Wholesale Non-Apparel and Retail. The Wholesale Apparel segment consists of women's and men's apparel designed and marketed worldwide under various trademarks owned by the Company or licensed by the Company from third-party owners, including wholesale sales of women's, men's and children's apparel designed and marketed in Europe, Canada, the Asia-Pacific Region and the Middle East under the Mexx brand names. The Wholesale Non-Apparel segment consists of accessories, jewelry and cosmetics designed and marketed worldwide under certain owned or licensed trademarks. The Retail segment consists of the Company's worldwide retail operations that sell most of these apparel and non-apparel products to the public through the Company's specialty retail stores, outlet stores, and concession stores. As a result of the Company's 2001 acquisition of Mexx, the Company also presents its results on a geographic basis between Domestic (wholesale customers and Company specialty retail and outlet stores based in the United States) and International (wholesale customers and Company specialty retail, outlet and concession stores based outside of the United States). The Company, as licensor, also licenses to third parties the right to produce and market products bearing certain Company-owned trademarks; the resultant royalty income is not allocated to any of the specified operating segments, but is rather included in the line "Sales from external customers" under the caption "Corporate/Eliminations."

The Company evaluates performance and allocates resources based on operating profits or losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in its 2002 Annual Report. Intersegment sales are recorded at cost. There is no intercompany profit or loss on intersegment sales, however, the wholesale segments are credited with their proportionate share of the operating profit generated by the Retail segment. The profit credited to the wholesale segments from the Retail segment is eliminated in consolidation.

The Company's segments are business units that offer either different products or distribute similar products through different distribution channels. The segments are each managed separately because they either manufacture and distribute distinct products with different production processes or distribute similar products through different distribution channels.

	DECEMBER 28, 2002				
IN THOUSANDS	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
NET SALES:					
Sales from external customers	$2,496,586	$486,172	$718,642	$ 16,103	$3,717,503
Intercompany sales	168,452	25,450	—	(193,902)	—
Total net sales	2,665,038	511,622	718,642	(177,799)	3,717,503
Depreciation and amortization expense	68,526	5,745	20,757	1,367	96,395
OPERATING INCOME:					
Segment operating income (loss) from					
external customers	287,412	34,107	67,810	559	389,888
Intercompany segment operating income (loss)	39,331	13,041	—	(52,372)	—
Total operating income (loss)	326,743	47,148	67,810	(51,813)	389,888
Segment assets	1,505,014	176,728	430,201	460,605	2,572,548
Expenditures for long-lived assets	238,687	960	51,268	—	290,915

	DECEMBER 29, 2001				
IN THOUSANDS	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
NET SALES:					
Sales from external customers	$2,345,925	$473,562	$615,714	$ 13,321	$3,448,522
Intercompany sales	190,310	22,518	—	(212,828)	—
Total net sales	2,536,235	496,080	615,714	(199,507)	3,448,522
Depreciation and amortization expense	70,318	6,795	20,476	3,902	101,491
OPERATING INCOME:					
Segment operating income (loss) from					
external customers	240,497	33,624	69,284	(11,688)	331,717
Intercompany segment operating income (loss)	49,347	12,526	—	(61,873)	—
Total operating income (loss)	289,844	46,150	69,284	(73,561)	331,717
Segment assets	1,512,923	166,721	358,677	189,339	2,227,660
Expenditures for long-lived assets	144,998	3,473	126,484	—	274,955

	DECEMBER 30, 2000				
IN THOUSANDS	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
NET SALES:					
Sales from external customers	$2,203,358	$399,710	$486,547	$ 14,526	$3,104,141
Intercompany sales	170,799	23,252	—	(194,051)	—
Total net sales	2,374,157	422,962	486,547	(179,525)	3,104,141
Depreciation and amortization expense	57,448	5,497	11,339	2,749	77,033
OPERATING INCOME:					
Segment operating income (loss) from					
external customers	234,486	21,725	62,786	(15,308)	303,689
Intercompany segment operating income (loss)	52,553	11,836	—	(64,389)	—
Total operating income (loss)	287,039	33,561	62,786	(79,697)	303,689
Segment assets	1,295,046	161,768	151,575	193,928	1,802,317
Expenditures for long-lived assets	62,380	42,359	16,010	—	120,749

In the "Corporate/Eliminations" column of each period presented, the segment assets consists primarily of corporate buildings, machinery and equipment and licenses and trademarks purchased by the Company. The segment operating loss consists primarily of the elimination of the profit transfer from the Retail segment to the wholesale segments, and $7,130,000, $15,050,000 and $21,041,000 of restructuring charges in 2002, 2001 and 2000 respectively.

	DECEMBER 28, 2002		DECEMBER 29, 2001		DECEMBER 30, 2000	
IN THOUSANDS	Domestic	International	Domestic	International	Domestic	International
Sales from external customers	$3,037,325	$680,178	$ 3,031,318	$417,204	$2,984,927	$119,214
Depreciation and amortization expense	82,629	13,766	87,498	13,993	74,907	2,126
Segment operating income	336,056	53,832	290,357	41,360	295,276	8,413
Segment assets	1,925,216	647,332	1,746,660	481,000	1,748,935	53,382
Expenditures for long-lived assets	235,827	55,088	46,420	228,535	118,752	1,997

A reconciliation to adjust segment assets to consolidated assets follows:

IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
Total segment assets	$2,572,548	$2,227,660	$1,802,317
Intercompany receivables	(16,067)	(18,200)	(12,859)
Investments in wholly-owned subsidiaries	(249,473)	(298,128)	(290,869)
Other	(10,690)	39,923	13,570
Total consolidated assets	$2,296,318	$1,951,255	$1,512,159

NOTE 21: Other Comprehensive Income (Loss)

Accumulated other comprehensive loss is comprised of the effects of foreign currency translation and changes in unrealized gains and losses on securities as detailed below:

IN THOUSANDS	December 28, 2002	December 29, 2001
Foreign currency translation (loss) gain	$(21,644)	$ 2,148
(Losses) on cash flow hedging derivatives	(6,109)	(250)
Unrealized (losses) on securities	(564)	(2,948)
ACCUMULATED OTHER COMPREHENSIVE (LOSS), NET OF TAX	$(28,317)	$ (5,346)

The losses on cash flow hedging derivatives are reclassified to current year gain or loss each year due to the short lives of these instruments.

The following table contains the components of the adjustment to unrealized (losses) on available for sale securities included in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

IN THOUSANDS	December 28, 2002	December 29, 2001	December 30, 2000
UNREALIZED (LOSS) ON AVAILABLE FOR SALE			
SECURITIES, NET OF TAX:			
Unrealized holding gain (loss)	$2,384	$(2,368)	$(1,212)
Reclassification adjustment	—	—	444
Net unrealized gain (loss)	$2,384	$(2,368)	$ (768)

NOTE 22: Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted the provisions of SFAS No. 145 upon its effective date.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted the provisions of SFAS No. 146 effective December 29, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective December 28, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has implemented the disclosure provisions of FIN 45 in its December 28, 2002 financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)" ("FIN 46"). FIN 46 addresses consolidation by the business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The Company will be required to implement the other provisions of FIN 46 in 2003. The Company does not believe the counterparty to the synthetic lease is a variable interest entity. Therefore, the Company does not believe that FIN 46 will have a material impact on its financial statements.

NOTE 23: Related Party Transactions

During 2002, 2001 and 2000, the Company paid the law firm, Kramer, Levin, Naftalis & Frankel LLP, of which Kenneth P. Kopelman (a Director of the Company) is a partner, approximately $1.52 million, $872,000 and $1.55 million, respectively, for fees incurred in connection with legal services provided to the Company. The 2002 amount represents approximately 1% of such firm's 2002 fee revenue.

During fiscal years 2002, 2001 and 2000 the Company and certain of its contractors purchased, in the ordinary course of their business for use in the manufacture of Company products, fabric from certain European textile mills for which Gordon Textiles International, Ltd. ("GTIL") acts as sales agent in the United States. J. James Gordon, a Director of the Company whose term will expire at the Company's 2003 Annual Meeting of stockholders, is the sole stockholder of GTIL. Such fabric purchases during each year aggregated approximately $300,000, $1.5 million and $3.0 million, respectively. GTIL received commissions from its client mills, at customary industry rates, in respect to such sales aggregating to approximately $31,000, $79,000 and $150,000, respectively.

The foregoing transactions between the Company and these entities were effected on an arm's-length basis, with services provided at fair market value.

During 2002 and 2001, the Company leased a certain office facility from Amex Property B.V. ("Amex"), a company whose principal owner is Rattan Chadha, President and Chief Executive Officer of Mexx, under a 20-year lease agreement. The space houses the principal headquarters of Mexx Group B.V. in Voorschoten, Netherlands. The rental paid to Amex during fiscal year 2002 and for the period of May 23, 2001 through December 29, 2001 was approximately 628,000 and 365,000 Euros (or $594,000 and $324,000, respectively, based on the exchange rates in effect during such period).

During 2002, the Company leased a factory outlet and warehouse as well as an office and inventory liquidation center from RAKOTTA HOLDINGS Inc. ("RAKOTTA"), a company whose principal owner is Joseph Nezri, President of MEXX Canada, Inc., under two lease agreements expiring January 30, 2006. The rent paid to RAKOTTA for the period July 9, 2002 through December 28, 2002 was approximately 452,000 Canadian dollars (or $289,000 based on the exchange rate in effect during the period).

The Company believes that each of the transactions described above was effected on terms no less favorable to the Company than those that would have been realized in transactions with unaffiliated entities or individuals.

NOTE 24: Legal Proceedings

Various legal actions are pending against the Company. Although the outcome of any such actions cannot be determined with certainty, management is of the opinion that the final outcome of any of these actions should not have a material adverse effect on the Company's results of operations or financial position.

In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based apparel companies that source garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based garment factories. The actions assert that the Saipan factories engage in unlawful practices relating to the recruitment and employment of foreign workers and that the apparel companies, by virtue of their alleged relationship with the factories, have violated various federal and state laws. One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleges unfair competition and false advertising (the "State Court Action"). The State Court Action seeks equitable relief, unspecified amounts for restitution and disgorgement of profits, interest and an award of attorney's fees. The second, filed in the United States District Court for the Central District of California, and later transferred to the District of Hawaii and, in Spring 2001, to the United States District Court for the District of the Northern Mariana Islands, is brought on behalf of a purported class consisting of the Saipan factory workers (the "Federal Action"). The Federal Action alleges claims under the civil RICO statute and the Alien Tort Claims Act, premised on supposed violations of the federal anti-peonage and indentured servitude statutes, as well as other violations of Saipan and international law, and seeks equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorney's fees. A third action, brought in Federal Court in Saipan solely against the garment factory defendants on behalf of a putative class of their workers, alleges violations of federal and Saipanese wage and employment laws (the "FLSA Action").

The Company sources products in Saipan but was not named as a defendant in the actions. The Company and certain other apparel companies not named as defendants were advised in writing, however, that they would be added as parties if a consensual resolution of the complaint claims could not be reached. In the wake of that notice, which was accompanied by a draft complaint, the Company entered into settlement negotiations and subsequently entered into an agreement to settle all claims that were or could have been asserted in the Federal or State Court Actions. To date, eighteen other apparel companies have also settled these claims. As part of the settlement, the Company has since been named as a defendant, along with certain other settling apparel companies, in a Federal Court action styled Doe I, et al. v. Brylane, L.P. et al. (the "Brylane Action"), initially brought in the United States District Court for the District of Hawaii, that mirror portions of the larger State and Federal Actions but does not include RICO and certain of the other claims alleged in those Actions. The action filed against the Company will remain inactive unless the settlement is not finally approved by the Federal Court. The agreements concluded by the Company and other retailers are subject to federal court approval, which has been delayed by virtue of the Hawaii District Court's June 23, 2000 decision to transfer the Federal Action to Saipan. Plaintiffs petitioned the Ninth Circuit Court of Appeals for the Writ of Mandamus reversing that ruling. On March 22, 2001, the Court of Appeals denied Plaintiff's petition, and the Federal Action and the Brylane Action have been transferred to Saipan. The court in Saipan held a hearing on February 14, 2002 on Plaintiffs' motions to certify the proposed class and to preliminarily approve the settlement. On May 10, 2002, the court issued an opinion and order granting preliminary approval of the settlement and of similar settlements with certain other retailers and also certifying the proposed class. The Ninth Circuit Court of Appeals subsequently denied the non-settling defendants' petition for interlocutory review of the grant of class certification. At the end of September 2002, plaintiffs and all of the factory and retailer non-settling defendants other than Levi Strauss & Co. reached agreement to settle the Federal Action, the State Court Action and the FLSA action. At a hearing held on October 31, 2002, the Court granted conditional preliminary approval of the September 2002 settlement and scheduled a Fairness Hearing to be held on March 22, 2003, to determine whether to grant final approval to the prior settlement agreements and the September 2002 settlement. Under the terms of the Company's settlement agreement, if the settlement does not receive final federal court approval, the Company will be entitled to a refund of the entire settlement amount except for funds of up to $10,000 spent on costs of notice. Because the litigation is at a preliminary stage, with virtually no merits discovery having taken place, if the settlement is not executed or is not finally approved by the federal court, we cannot at this juncture determine the likelihood of a favorable or unfavorable outcome or the magnitude of the latter if it were to occur. Although the outcome of any such litigation cannot be determined with certainty, management is of the opinion that the final outcome should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 25: Unaudited Quarterly Results

Unaudited quarterly financial information for 2002 and 2001 is set forth in the table below:

	MARCH		JUNE		SEPTEMBER		DECEMBER	
IN THOUSANDS EXCEPT FOR PER SHARE DATA	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	$892,893	$826,650	$789,517	$727,035	$1,041,200	$1,008,356	$993,893	$886,481
Gross profit	366,098	322,862	352,631	308,239	457,642	423,329	443,264	372,820
Net income	50,913	45,500	38,804	32,467	83,490	72,611	57,958(1)	41,479(2)
Basic earnings per share	$ .49	$ .44	$ .37	$ .31	$ .79	$ .70	$ .55(1)	$ .40(2)
Diluted earnings per share	$ .48	$ .44	$ .36	$ .31	$ .78	$ .69	$ .54(1)	$ .39(2)
Dividends paid per common share	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06

(1) Includes the after tax effect of a restructuring charge of $4,547 ($7,130 pretax) or $.04 per share.
(2) Includes the after tax effect of a restructuring charge of $9,632 ($15,050 pretax) or $.09 per share.

COMMON STOCK DATA

The Company's common stock trades on the New York Stock Exchange ("NYSE") under the symbol LIZ. The table below sets forth the high and low closing sale prices of the common stock (based on the NYSE composite tape) for the periods indicated.

Year	Calendar Period	High	Low		Year	Calendar Period	High	Low
2002	1st Quarter	$30.31	$24.88		2001	1st Quarter	$25.45	$20.88
	2nd Quarter	32.17	27.68			2nd Quarter	26.34	21.88
	3rd Quarter	31.14	24.70			3rd Quarter	27.14	18.85
	4th Quarter	32.65	24.22			4th Quarter	25.84	18.63

On March 11, 2003, the closing price of the Company's common stock was $28.35. As of March 11, 2003, the approximate number of record holders of common stock was 6,796.

BOARD OF DIRECTORS

Bernard W. Aronson [1,3,4]
Managing Partner, ACON Investments LLC

Paul R. Charron
Chairman of the Board and Chief Executive Officer

Raul J. Fernandez [2,4]
Special Advisor, General Atlantic Partners, LLC

J. James Gordon [2,3]
President, Gordon Textiles International, Ltd.

Nancy J. Karch [1,2,3]
Retired Senior Partner, McKinsey & Co.
Member, The McKinsey Advisory Council

Kenneth P. Kopelman [4]
Partner in the New York City law firm of
Kramer, Levin, Naftalis & Frankel LLP

Kay Koplovitz [2]
Principal, Koplovitz & Co. LLC

Arthur C. Martinez [1,3]
Retired Chairman, President and Chief Executive Officer,
Sears Roebuck and Company

Oliver R. Sockwell [1,4]
Co-Founder, Retired President and Chief Executive Officer,
Construction Loan Insurance Corporation

Paul E. Tierney, Jr. [2,4]
Co-Founding Member, Development Capital, LLC

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Nominating and Governance Committee
[4] Member, Finance and Technology Committee

PRINCIPAL CORPORATE EXECUTIVES

Paul R. Charron
Chairman of the Board and Chief Executive Officer

Angela J. Ahrendts
Executive Vice President

Elaine H. Goodell
Vice President, Chief Accounting Officer

Lawrence D. McClure
Senior Vice President, Human Resources

Michael Scarpa
Senior Vice President, Chief Financial Officer

Roberta Schuhalter Karp
Senior Vice President, Corporate Affairs
and General Counsel

Albert Shapiro
Senior Vice President, Corporate Marketing

John J. Sullivan
Senior Vice President, Information Technology and
Customer Service, Chief Information Officer

Trudy F. Sullivan
Executive Vice President

Robert J. Zane
Senior Vice President, Manufacturing, Sourcing,
Distribution and Logistics

GROUP PRESIDENTS

Edward P. Bucciarelli
Gail M. Cook
Helen McCluskey
Karen Murray
Robert Negron
Fritz D. Winans

DIVISIONAL CHAIRMAN

Herbert Gallen
Ellen Tracy

DIVISIONAL CHIEF EXECUTIVE OFFICERS

Rattan Chadha
Mexx

Gene Montesano
Lucky Brand Dungarees

PRESIDENTS

Rebecca J. Blair
Sigrid Olsen

Karen S. Castellano
Claiborne

Louise Collict
Liz Claiborne Canada

Susan Davidson
DKNY® Active
DKNY® Jeans and Juniors

Julie A. Dimperio
First Issue and Russ

Jorge L. Figueredo
Liz Claiborne International

Barbara J. Friedman
Licensing

Mary Lee Gallagher
Special Sales

Lydia Gollner
Kenneth Cole Women's Sportswear

Karen Greenberg
Axcess and Villager

Denise Johnston
Crazy Horse, Emma James and J.H. Collectibles

Susan Kellogg
Dana Buchman

Glenn McMahon
Ellen Tracy

Joseph Nezri
Mexx Canada

Barry Perlman
Lucky Brand Dungarees

Ninette Ricca
City DKNY®

Patricia Royak
International Alliances

Paula Schneider
Laundry by Shelli Segal

Arthur Spiro
Cosmetics

Paul C. Thomasset
Outlet

Mark Walsh
Specialty Retail

SENIOR MANAGEMENT

Theo v.d. Aardweg
Diane Abbate-Fox
David Adams
Adu Advaney
Linda Allard
Lynn Ambrose
Jeffrey Ansell
Piet Arends
Suveer Arora
Jodie Austin
Stanley Austin
Kirkor Balci
David Baron
Dina Battipaglia
Aaron Battista
Donald Baum
Wendy Berloe
Laura Bjurstrom
Kevin Bollbach
Laura Jean Boniface
Daryl Brown
Lori Buchbinder
Dana Buchman
Ann Bukawyn
Leia Burke
Matthew Burris
Leo Cantagalli
Robert Cardascia
Dennis Carter
Benedetta Casamento
Kevin Castanheiro
Chris Chan
Janie Chang
Kristin Clifford
Robert Conrad
Anne Cosini
Steven Crombe
Simon Dallimore
Prakash Damodar
Cheryl Dapolito
Lois Davis
John DeFalco
Denise DiNoia
Patricia DiPette
John Doherty
Mark Donatiello
Robin Droescher
Laura Dubin-Wander
Jane Dunning
Steven Duva
Christine Emmons
Paul Engelsman
Barbara Fevelo Hoad
Maryann Ficarra
Donald Fleming
Pam Flynn
Sandra Francisco
Nancy Fritze
Gail Garramone
Joseph Giudice
Nick Gjovik
Shaun Glazier
Edward Goepp
Gail Goldberg
Helene Goldberg
Anne Gorfinkle
Lynda Greenblatt
Alexander Groutars
Elizabeth Selleck Hall
Marc Hershkin
William Higley
Horatio Ho
Suzanne Hochman
Rene Holguin
Louise Howson
Leonard Jacaruso
Mary Lisa Jacobson
Jason Johnson
Brian Kail
Emily Kam
Daniel Kaminsky
Francis Kelly
Lori Keurian
Steffie Kirschner
Josephina Ko
John Kovac
Aru Kulkarni
Yogi Laijawalla
Walter Lamothe
Barry Landau
Betty Lee
John Legg
Ronnie Lemmens
D. Bradley Lenz
Mark Lepine
Dorian Lightbown
Diane Long
Gina LoPresti
Melanie Lyons
Kymberly Maas-Lahr
Joelle Maher
Anliza Mak
Gerard Malmont
Marie Mamone
Debbie Martin
Rosemary Martinek
Joseph Martorana
Annette Mathieu
Beth Mayer
Robert McKean
Kathryn McKee Weist
Donna McKenzie
Andrew Megibow
Ellen Meiner
Nisa Mellin
Trent Merrill
Carol Miller
Kevin Monogue
Cathy Morales
John Moroz
Nigel Moss
Elizabeth Munoz
David Murdoch
Marianne Naberhaus-Smith
Maria Odee
Sigrid Olsen
Lori O'Rourke
Hans Ouwendijk
Daryl Pereborow
Amy Peterson
Frank Policastro
Kenneth Pratt
Anurup Pruthi
Christine Randall-Zipf
Jane Randel
Tom Reeve
June Reilly
Cheryl Rinbrand
Mary Julia Ripperger
Tony Ronayne
Rosana Rosales Thedford
Howard Rosenberger
Gary Ross
Nicholas Rubino
Robert Rumsby
Margaret Schneider Maclay
Alphons Schouten
Andrea Scoli
Cyndi Scorsone
Sharyn Segal-Lepkofker
Martin Seitz
Amy Shecter
Glenn Shepard
Charles Sherman
Margo Sokol
Olivia Spence
David Stiffman
Joni Storgion-Knight
Janice Sullivan
Tammy Tam
Kenny Thomas
Kimberley Todd
Robert Vill
Dionne Walsh
Julie Ward-Abdo
Nina Weigner
Susan Wexler
Christine Willacy
Patricia Williamson
Lorenza Wong
Nancy Yao
Carol Zacher
Barry Zelman
Paula Zusi

CORPORATE SECRETARY

Nicholas Rubino

REGISTRAR & TRANSFER AGENT

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-828-8170

CORPORATE COUNSEL

Kramer, Levin,
Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022

CORPORATE AUDITORS

Deloitte & Touche LLP
2 World Financial Center
New York, New York 10281

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon written request to Liz Claiborne Inc., Investor Relations Department, One Claiborne Avenue, North Bergen, New Jersey 07047, or by visiting www.lizclaiborneinc.com.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Thursday, May 22, 2003 at the offices of Liz Claiborne Inc., One Claiborne Avenue, North Bergen, New Jersey.

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LIZ CLAIBORNE INC

Liz Claiborne Inc.
1441 Broadway, New York, NY 10018
www.lizclaiborne.com